Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

September 30, 2016 and 2015

KB Financial Group Inc. and Subsidiaries

Index

September 30, 2016 and 2015

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of the interim consolidated statement of financial position of the Group as of September 30, 2016, and the related interim consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2016 and 2015, and interim consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2016 and 2015, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements are not presented fairly, in all material respects, in accordance with the Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with the Korean Standard on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 10, 2016. These financial statements are not included in this review report. The consolidated statement of financial position as of December 31, 2015, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2015.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Samil PricewaterhouseCoopers

Seoul, Korea

November 14, 2016

This interim report is effective as of November 14, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

September 30, 2016 and December 31, 2015

(in millions of Korean won)	Notes	September 30, 2016		December 31, 2015
		(Unaudited)

Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	17,019,073	~~W~~	16,316,066
Financial assets at fair value through profit or loss	4,6,11		14,186,679		11,174,064
Derivative financial assets	4,6,8		2,754,738		2,278,112
Loans	4,6,9,10		257,531,389		245,005,370
Financial investments	4,6,11		41,619,829		39,136,759
Investments in associates	12		3,039,494		1,737,840
Property and equipment	13		3,336,212		3,287,383
Investment property	13		185,990		211,815
Intangible assets	14		480,911		466,828
Current income tax assets			15,328		18,525
Deferred income tax assets	15,32		5,206		8,373
Assets held for sale	16		47,035		48,628
Other assets	4,6,17		11,618,405		9,375,704

Total assets		~~W~~	351,840,289	~~W~~	329,065,467

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	3,770,266	~~W~~	2,974,604
Derivative financial liabilities	4,6,8		2,758,232		2,325,756
Deposits	4,6,19		234,559,449		224,268,185
Debts	4,6,20		16,481,231		16,240,743
Debentures	4,6,21		34,590,389		32,600,603
Provisions	22		531,234		607,860
Net defined benefit liabilities	23		216,846		73,197
Current income tax liabilities			320,652		30,920
Deferred income tax liabilities	15,32		192,723		179,243
Other liabilities	4,6,24		28,482,633		20,861,634

Total liabilities			321,903,655		300,162,745

Equity
Share capital	25		1,931,758		1,931,758
Capital surplus	25		15,854,790		15,854,510
Accumulated other comprehensive income	25,34		596,539		430,244
Retained earnings	25		11,775,297		10,464,109
Treasury shares	25		(476,076)		—

Equity attributable to shareholders of the parent company			29,682,308		28,680,621
Non-controlling interests			254,326		222,101

Total equity			29,936,634		28,902,722

Total liabilities and equity		~~W~~	351,840,289	~~W~~	329,065,467

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2016 and 2015

		Period Ended September 30
(In millions of Korean won, except per share amounts)	Notes	2016 (Unaudited)				2015 (Unaudited)
		Three months		Nine months		Three months		Nine months

Interest income		~~W~~	2,481,557	~~W~~	7,412,465	~~W~~	2,554,701	~~W~~	7,852,176
Interest expense			(880,796)		(2,760,779)		(1,002,133)		(3,215,130)

Net interest income	5,26		1,600,761		4,651,686		1,552,568		4,637,046

Fee and commission income			777,055		2,256,596		756,506		2,231,848
Fee and commission expense			(401,454)		(1,148,556)		(359,118)		(1,058,309)

Net fee and commission income	5,27		375,601		1,108,040		397,388		1,173,539

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,28		(1,963)		117,890		71,809		277,627

Net other operating expenses	5,29		(63,844)		(237,515)		(315,799)		(544,396)

General and administrative expenses	5,23,30		(994,893)		(3,117,994)		(998,843)		(3,444,294)

Operating profit before provision for credit losses	5		915,662		2,522,107		707,123		2,099,522

Provision for credit losses	5,10,17,22		(194,227)		(507,727)		(165,784)		(624,397)

Net operating income	5		721,435		2,014,380		541,339		1,475,125

Share of profit of associates	5,12		32,974		193,307		27,466		44,875
Net other non-operating income (expense)	5,31		7,448		24,330		(364)		214,705

Net non-operating income			40,422		217,637		27,102		259,580

Profit before income tax	5		761,857		2,232,017		568,441		1,734,705

Income tax expense	5,32		(184,440)		(504,983)		(144,507)		(359,100)

Profit for the period	5		577,417		1,727,034		423,934		1,375,605

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(1,594)		(6,645)		(1,900)		(5,806)
Share of other comprehensive income of associates			(297)		(98)		—		—

			(1,891)		(6,743)		(1,900)		(5,806)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			(43,142)		(51,445)		43,141		57,931
Valuation gains (losses) on financial investments			(6,251)		136,795		(20,655)		6,457
Shares of other comprehensive income of associates			(8,328)		79,670		(15,507)		(13,275)
Cash flow hedges			2,408		961		(741)		(3,224)
Gains (losses) on hedges of a net investment in a foreign operation			8,555		7,217		(26,415)		(33,919)

			(46,758)		173,198		(20,177)		13,970

Other comprehensive income (loss) for the period, net of tax			(48,649)		166,455		(22,077)		8,164

Total comprehensive income for the period		~~W~~	528,768	~~W~~	1,893,489	~~W~~	401,857	~~W~~	1,383,769

Profit attributable to:
Shareholders of the parent company	5	~~W~~	564,446	~~W~~	1,689,813	~~W~~	414,499	~~W~~	1,351,193
Non-controlling interests	5		12,971		37,221		9,435		24,412

		~~W~~	577,417	~~W~~	1,727,034	~~W~~	423,934	~~W~~	1,375,605

Total comprehensive income for the period attributable to:
Shareholders of the parent company		~~W~~	515,766	~~W~~	1,856,108	~~W~~	392,418	~~W~~	1,359,491
Non-controlling interests			13,002		37,381		9,439		24,278

		~~W~~	528,768	~~W~~	1,893,489	~~W~~	401,857	~~W~~	1,383,769

Earnings per share
Basic earnings per share	35	~~W~~	1,501	~~W~~	4,445	~~W~~	1,073	~~W~~	3,497
Diluted earnings per share	35		1,495		4,425		1,069		3,483

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2016 and 2015

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity

Balance at January 1, 2015	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	461,679	~~W~~	9,067,145	~~W~~	—	~~W~~	197,580	~~W~~	27,512,672

Comprehensive income
Profit for the period		—		—		—		1,351,193		—		24,412		1,375,605

Remeasurements of net defined benefit liabilities		—		—		(5,735)		—		—		(71)		(5,806)
Exchange differences on translating foreign operations		—		—		57,931		—		—		—		57,931
Change in value of financial investments		—		—		6,555		—		—		(98)		6,457
Shares of other comprehensive income of associates		—		—		(13,275)		—		—		—		(13,275)
Cash flow hedges		—		—		(3,259)		—		—		35		(3,224)
Losses on hedges of a net investment in a foreign operation		—		—		(33,919)		—		—		—		(33,919)

Total comprehensive income		—		—		8,298		1,351,193		—		24,278		1,383,769

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(301,354)		—		(4,640)		(305,994)

Total transactions with shareholders		—		—		—		(301,354)		—		(4,640)		(305,994)

Balance at September 30, 2015 (Unaudited)	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	469,977	~~W~~	10,116,984	~~W~~	—	~~W~~	217,218	~~W~~	28,590,447

Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	430,244	~~W~~	10,464,109	~~W~~	—	~~W~~	222,101	~~W~~	28,902,722

Comprehensive income
Profit for the period		—		—		—		1,689,813		—		37,221		1,727,034

Remeasurements of net defined benefit liabilities		—		—		(6,567)		—		—		(78)		(6,645)
Exchange differences on translating foreign operations		—		—		(51,445)		—		—		—		(51,445)
Change in value of financial investments		—		—		136,762		—		—		33		136,795
Shares of other comprehensive income of associates		—		—		79,572		—		—		—		79,572
Cash flow hedges		—		—		756		—		—		205		961
Gains on hedges of a net investment in a foreign operation		—		—		7,217		—		—		—		7,217

Total comprehensive income		—		—		166,295		1,689,813		—		37,381		1,893,489

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(378,625)		—		(5,156)		(383,781)
Acquisition of treasury shares		—		—		—		—		(476,076)		—		(476,076)
Others		—		280		—		—		—		—		280

Total transactions with shareholders		—		280		—		(378,625)		(476,076)		(5,156)		(859,577)

Balance at September 30, 2016 (Unaudited)	~~W~~	1,931,758	~~W~~	15,854,790	~~W~~	596,539	~~W~~	11,775,297	~~W~~	(476,076)	~~W~~	254,326	~~W~~	29,936,634

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2016 and 2015

		Period Ended September 30
(in millions of Korean won)	Note	2016 (Unaudited)		2015 (Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	1,727,034	~~W~~	1,375,605

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss			(38,549)		(14,808)
Net loss (gain) on derivative financial instruments for hedging purposes			(54,356)		20,198
Adjustment of fair value of derivative financial instruments			(1,156)		1,087
Provision for credit loss			507,727		624,397
Net gain on financial investments			(206,587)		(87,020)
Share of profit of associates			(193,307)		(44,875)
Depreciation and amortization expense			192,905		186,668
Other net losses on property and equipment/intangible assets			4,400		707
Share-based payments			22,192		13,861
Policy reserve appropriation			305,288		443,716
Post-employment benefits			142,306		140,355
Net interest expense			309,106		355,385
Loss on foreign currency translation			182,830		252,069
Net other expense			105,556		69,671

			1,278,355		1,961,411

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(2,004,715)		836,048
Derivative financial instruments			(1,499)		121,300
Loans			(13,248,060)		(10,186,778)
Current income tax assets			3,197		292,611
Deferred income tax assets			3,999		7,210
Other assets			(1,595,277)		(2,222,865)
Financial liabilities at fair value through profit or loss			737,111		979,898
Deposits			10,160,329		6,180,622
Deferred income tax liabilities			(30,639)		(42,929)
Other liabilities			5,105,906		1,943,937

			(869,648)		(2,090,946)

Net cash inflow from operating activities			2,135,741		1,246,070

Cash flows from investing activities
Disposal of financial investments			23,144,932		17,056,203
Acquisition of financial investments			(25,112,894)		(20,381,981)
Disposal in investments in associates			43,948		32,414
Acquisition of investments in associates			(1,363,719)		(663,152)
Disposal of property and equipment			656		1,398
Acquisition of property and equipment			(181,607)		(91,413)
Acquisition of investment property			(1,085)		(144)
Disposal of intangible assets			5,622		4,593
Acquisition of intangible assets			(68,386)		(21,277)
Others			(273,096)		1,735,170

Net cash outflow from investing activities			(3,805,629)		(2,328,189)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			48,866		(61,836)
Net increase (decrease) in debts			43,824		(189,047)
Increase in debentures			71,277,620		49,410,280
Decrease in debentures			(69,297,414)		(47,856,762)
Increase in other payables from trust accounts			1,271,534		558,079
Dividends paid to shareholders of the parent company			(378,625)		(301,354)
Acquisition of treasury shares			(460,834)		—
Dividends paid to non-controlling interests			(5,156)		(4,640)
Others			(29,270)		1,549,019

Net cash inflow from financing activities			2,470,545		3,103,739

Effect of exchange rate changes on cash and cash equivalents			62,841		54,731

Net increase in cash and cash equivalents			863,498		2,076,351
Cash and cash equivalents at the beginning of the period	37		7,457,919		7,018,796

Cash and cash equivalents at the end of the period	37	~~W~~	8,321,417	~~W~~	9,095,147

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. In addition, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. And also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016.

The Parent Company’s share capital as of September 30, 2016, is ~~W~~1,931,758 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangul”) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The Group’s consolidated financial statements have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s interim consolidated financial statements as of and for the nine-month period ended September 30, 2016, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of September 30, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

The Group newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2016, and this application does not have a material impact on the consolidated financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1028, Investments in Associates and Joint Ventures, and Korean IFRS 1112, Disclosures of Interests in Other Entities: Exemption for consolidation of investee

•	Amendment to Korean IFRS 1111, Joint Arrangements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Also, new standards and interpretations issued but not effective for the financial year beginning January 1, 2016, and not early adopted are enumerated below:

•	Korean IFRS 1109, Financial Instruments

The new Standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. This amendment has been partially reflected, which is consistent with the risk management of companies for hedge accounting. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2015 will replace Korean IFRS 1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations.

Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new Standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

The financial statements of KB Insurance Co., Ltd., which classified as an associate as of September 30 2015, has been restated for the nine-month period ended September 30 2015. Therefore, the Group has adjusted KB Insurance Co., Ltd.’s gain on investment in associate and restated interim consolidated statements of comprehensive income for the nine-month period ended September 30, 2015. The Group’s adjustments are as follows:

(In millions of Korean won, except earnings per share)	2015
	Amounts before reflecting adjustment		Adjustment amounts		Amounts after reflecting adjustment
Gain (loss) on investment in associate	~~W~~	45,563	~~W~~	(688)	~~W~~	44,875
Profit attributable to shareholders of the parent company		1,351,714		(521)		1,351,193
Basic earnings per share		3,499		(2)		3,497
Diluted earnings per share		3,484		(1)		3,483

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Financial assets
Due from financial institutions	~~W~~	14,150,327	~~W~~	13,844,754
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		12,311,494		9,393,203
Financial assets designated at fair value through profit or loss		1,016,724		943,432
Derivatives		2,754,738		2,278,112
Loans[2]		257,531,389		245,005,370
Financial investments
Available-for-sale financial assets		22,897,771		21,610,663
Held-to-maturity financial assets		11,987,862		14,149,528
Other financial assets[2]		10,057,360		7,907,940

		332,707,665		315,133,002

Off-balance sheet items
Acceptances and guarantees contracts		7,491,977		8,932,463
Financial guarantee contracts		4,213,585		4,021,013
Commitments		95,821,152		97,602,903

		107,526,714		110,556,379

	~~W~~	440,234,379	~~W~~	425,689,381

[1]	Financial instruments indexed to the price of gold amounting to ~~W~~67,051 million and ~~W~~69,060 million as of September 30, 2016 and December 31, 2015, respectively, are included.
[2]	Loans and other financial assets are net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loan carried at amortized cost when there is any objective indication of impairment. Impairment loss is defined as incurred loss in accordance with Korean IFRS; therefore, a loss that might be occur due to a future event is not recognized in spite of its likelihood. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

Loans as of September 30, 2016 and December 31, 2015, are classified as follows:

(In millions of Korean won)
	September 30, 2016
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	129,171,377	98.82	~~W~~	114,072,321	98.27	~~W~~	12,464,090	95.85	~~W~~	255,707,788	98.43
Past due but not impaired		982,822	0.75		237,697	0.20		245,211	1.89		1,465,730	0.56
Impaired		564,775	0.43		1,773,000	1.53		294,222	2.26		2,631,997	1.01

		130,718,974	100.00		116,083,018	100.00		13,003,523	100.00		259,805,515	100.00

Less: Allowances[1]		(403,386)	0.31		(1,468,245)	1.26		(402,495)	3.10		(2,274,126)	0.88

Carrying amount	~~W~~	130,315,588		~~W~~	114,614,773		~~W~~	12,601,028		~~W~~	257,531,389

(In millions of Korean won)
	December 31, 2015
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	122,397,940	98.52	~~W~~	108,822,470	97.85	~~W~~	11,640,909	95.92	~~W~~	242,861,319	98.09
Past due but not impaired		1,225,908	0.99		288,053	0.26		216,829	1.79		1,730,790	0.70
Impaired		612,065	0.49		2,105,063	1.89		278,187	2.29		2,995,315	1.21

		124,235,913	100.00		111,215,586	100.00		12,135,925	100.00		247,587,424	100.00

Less: Allowances[1]		(491,352)	0.40		(1,692,352)	1.52		(398,350)	3.28		(2,582,054)	1.04

Carrying amount	~~W~~	123,744,561		~~W~~	109,523,234		~~W~~	11,737,575		~~W~~	245,005,370

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	September 30, 2016
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	107,042,677	~~W~~	53,978,787	~~W~~	6,536,974	~~W~~	167,558,438
Grade 2		17,838,471		49,063,009		4,558,267		71,459,747
Grade 3		3,161,138		8,083,933		1,092,427		12,337,498
Grade 4		872,442		2,239,149		253,356		3,364,947
Grade 5		256,649		707,443		23,066		987,158

	~~W~~	129,171,377	~~W~~	114,072,321	~~W~~	12,464,090	~~W~~	255,707,788

(In millions of Korean won)	December 31, 2015
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	102,454,299	~~W~~	49,891,311	~~W~~	6,009,760	~~W~~	158,355,370
Grade 2		16,018,879		46,344,267		4,288,164		66,651,310
Grade 3		2,794,511		10,076,423		1,303,101		14,174,035
Grade 4		860,517		1,916,606		32,293		2,809,416
Grade 5		269,734		593,863		7,591		871,188

	~~W~~	122,397,940	~~W~~	108,822,470	~~W~~	11,640,909	~~W~~	242,861,319

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	September 30, 2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	812,124	~~W~~	113,274	~~W~~	55,106	~~W~~	2,318	~~W~~	982,822
Corporate		175,136		35,725		26,836		—		237,697
Credit card		197,603		29,072		18,534		2		245,211

	~~W~~	1,184,863	~~W~~	178,071	~~W~~	100,476	~~W~~	2,320	~~W~~	1,465,730

(In millions of Korean won)
	December 31, 2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	982,702	~~W~~	168,391	~~W~~	72,626	~~W~~	2,189	~~W~~	1,225,908
Corporate		218,258		56,531		13,264		—		288,053
Credit card		170,600		32,121		14,099		9		216,829

	~~W~~	1,371,560	~~W~~	257,043	~~W~~	99,989	~~W~~	2,198	~~W~~	1,730,790

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Impaired loans are as follows:

(In millions of Korean won)	September 30, 2016
	Retail		Corporate		Credit card		Total
Loans	~~W~~	564,775	~~W~~	1,773,000	~~W~~	294,222	~~W~~	2,631,997
Allowances under
Individual assessment		(3)		(922,511)		—		(922,514)
Collective assessment		(193,846)		(148,470)		(179,213)		(521,529)

		(193,849)		(1,070,981)		(179,213)		(1,444,043)

	~~W~~	370,926	~~W~~	702,019	~~W~~	115,009	~~W~~	1,187,954

(In millions of Korean won)	December 31, 2015
	Retail		Corporate		Credit card		Total
Loans	~~W~~	612,065	~~W~~	2,105,063	~~W~~	278,187	~~W~~	2,995,315
Allowances under
Individual assessment		(2)		(1,025,771)		—		(1,025,773)
Collective assessment		(238,011)		(184,803)		(207,321)		(630,135)

		(238,013)		(1,210,574)		(207,321)		(1,655,908)

	~~W~~	374,052	~~W~~	894,489	~~W~~	70,866	~~W~~	1,339,407

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	September 30, 2016
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	23,812	~~W~~	145,747	~~W~~	243,078	~~W~~	52,260,556	~~W~~	52,673,193
Deposits and savings		11,364		6,604		42,223		2,036,610		2,096,801
Property and equipment		5,970		30,299		36,762		5,262,723		5,335,754
Real estate		287,174		360,770		627,787		135,465,261		136,740,992

	~~W~~	328,320	~~W~~	543,420	~~W~~	949,850	~~W~~	195,025,150	~~W~~	196,846,740

(In millions of Korean won)
	December 31, 2015
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	26,150	~~W~~	165,024	~~W~~	308,702	~~W~~	45,292,758	~~W~~	45,792,634
Deposits and savings		608		9,986		48,584		2,241,837		2,301,015
Property and equipment		10,191		39,937		41,453		3,894,338		3,985,919
Real estate		270,802		440,710		829,470		129,302,361		130,843,343

	~~W~~	307,751	~~W~~	655,657	~~W~~	1,228,209	~~W~~	180,731,294	~~W~~	182,922,911

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

4.2.5 Credit Quality of Securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Securities that are neither past due nor impaired	~~W~~	48,141,455	~~W~~	46,022,194
Impaired securities		5,345		5,572

	~~W~~	48,146,800	~~W~~	46,027,766

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	September 30, 2016
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	11,191,341	~~W~~	988,081	~~W~~	65,021	~~W~~	—	~~W~~	—	~~W~~	12,244,443
Financial assets designated at fair value through profit or loss		966,547		50,177		—		—		—		1,016,724
Available-for-sale financial assets		21,758,515		1,093,454		40,457		—		—		22,892,426
Held-to-maturity financial assets		11,987,862		—		—		—		—		11,987,862

	~~W~~	45,904,265	~~W~~	2,131,712	~~W~~	105,478	~~W~~	—	~~W~~	—	~~W~~	48,141,455

(In millions of Korean won)
	December 31, 2015
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	7,833,558	~~W~~	1,481,177	~~W~~	9,408	~~W~~	—	~~W~~	—	~~W~~	9,324,143
Financial assets designated at fair value through profit or loss		701,117		242,315		—		—		—		943,432
Available-for-sale financial assets		20,316,248		1,223,446		65,397		—		—		21,605,091
Held-to-maturity financial assets		14,149,528		—		—		—		—		14,149,528

	~~W~~	43,000,451	~~W~~	2,946,938	~~W~~	74,805	~~W~~	—	~~W~~	—	~~W~~	46,022,194

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic				Foreign
	KAP	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit Risk Concentration Analysis

Details of the Group’s regional loans as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	September 30, 2016
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	130,665,217	~~W~~	113,545,290	~~W~~	12,999,689	~~W~~	257,210,196	99.00	~~W~~	(2,238,436)	~~W~~	254,971,760
Europe		1		198,693		316		199,010	0.08		(772)		198,238
China		—		1,110,451		1,792		1,112,243	0.43		(15,960)		1,096,283
Japan		1,579		122,656		265		124,500	0.05		(13,793)		110,707
USA		—		829,234		707		829,941	0.32		(1,250)		828,691
Others		52,177		276,694		754		329,625	0.12		(3,915)		325,710

	~~W~~	130,718,974	~~W~~	116,083,018	~~W~~	13,003,523	~~W~~	259,805,515	100.00	~~W~~	(2,274,126)	~~W~~	257,531,389

(In millions of Korean won)
	December 31, 2015
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	124,193,500	~~W~~	108,847,327	~~W~~	12,131,934	~~W~~	245,172,761	99.02	~~W~~	(2,539,225)	~~W~~	242,633,536
Europe		1		180,429		250		180,680	0.07		(513)		180,167
China		30		905,693		1,632		907,355	0.37		(17,677)		889,678
Japan		1,737		138,278		282		140,297	0.06		(21,404)		118,893
USA		—		925,391		915		926,306	0.37		(1,058)		925,248
Others		40,645		218,468		912		260,025	0.11		(2,177)		257,848

	~~W~~	124,235,913	~~W~~	111,215,586	~~W~~	12,135,925	~~W~~	247,587,424	100.00	~~W~~	(2,582,054)	~~W~~	245,005,370

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of the Group’s industrial corporate loans as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	9,159,984	7.89	~~W~~	(15,686)	~~W~~	9,144,298
Manufacturing		36,168,315	31.16		(528,301)		35,640,014
Service		47,615,825	41.02		(410,750)		47,205,075
Wholesale & Retail		14,077,506	12.13		(118,701)		13,958,805
Construction		3,429,452	2.95		(356,643)		3,072,809
Public sector		889,973	0.77		(5,803)		884,170
Others		4,741,963	4.08		(32,361)		4,709,602

	~~W~~	116,083,018	100.00	~~W~~	(1,468,245)	~~W~~	114,614,773

(In millions of Korean won)	December 31, 2015
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	9,069,588	8.15	~~W~~	(17,342)	~~W~~	9,052,246
Manufacturing		35,373,084	31.81		(808,946)		34,564,138
Service		44,371,655	39.90		(353,928)		44,017,727
Wholesale & Retail		13,703,559	12.32		(155,919)		13,547,640
Construction		3,568,970	3.21		(300,513)		3,268,457
Public sector		811,542	0.73		(5,239)		806,303
Others		4,317,188	3.88		(50,465)		4,266,723

	~~W~~	111,215,586	100.00	~~W~~	(1,692,352)	~~W~~	109,523,234

Types of the Group’s retail and credit card loans as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	57,409,934	39.94	~~W~~	(22,634)	~~W~~	57,387,300
General		73,309,040	51.01		(380,752)		72,928,288
Credit card		13,003,523	9.05		(402,495)		12,601,028

	~~W~~	143,722,497	100.00	~~W~~	(805,881)	~~W~~	142,916,616

(In millions of Korean won)	December 31, 2015
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	53,780,078	39.44	~~W~~	(24,628)	~~W~~	53,755,450
General		70,455,835	51.66		(466,724)		69,989,111
Credit card		12,135,925	8.90		(398,350)		11,737,575

	~~W~~	136,371,838	100.00	~~W~~	(889,702)	~~W~~	135,482,136

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of the Group’s industrial securities, excluding equity securities, and derivative financial instruments as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	5,589,499	45.65
Banking and insurance		4,763,851	38.91
Others		1,891,093	15.44

		12,244,443	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		1,016,724	100.00

		1,016,724	100.00

Derivative financial assets
Government and government funded institutions		17,053	0.62
Banking and insurance		2,515,180	91.30
Others		222,505	8.08

		2,754,738	100.00

Available-for-sale financial assets
Government and government funded institutions		9,750,081	42.58
Banking and insurance		10,537,808	46.02
Others		2,609,882	11.40

		22,897,771	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,802,701	48.40
Banking and insurance		5,893,882	49.17
Others		291,279	2.43

		11,987,862	100.00

	~~W~~	50,901,538

(In millions of Korean won)	December 31, 2015
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	3,497,273	37.51
Banking and insurance		4,289,872	46.01
Others		1,536,998	16.48

		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		943,432	100.00

		943,432	100.00

Derivative financial assets
Government and government funded institutions		56,652	2.49
Banking and insurance		1,950,708	85.63
Others		270,752	11.88

		2,278,112	100.00

Available-for-sale financial assets
Government and government funded institutions		6,311,207	29.20
Banking and insurance		12,457,467	57.65
Others		2,841,989	13.15

		21,610,663	100.00

Held-to-maturity financial assets
Government and government funded institutions		7,304,689	51.62
Banking and insurance		6,027,712	42.60
Others		817,127	5.78

		14,149,528	100.00

	~~W~~	48,305,878

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of the Group’s regional securities, excluding equity securities, and derivative financial instruments, as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Amount		%
Financial assets held for trading
Korea	~~W~~	12,086,292	98.71
United States		3,269	0.03
Others		154,882	1.26

		12,244,443	100.00

Financial assets designated at fair value through profit or loss
Korea		678,950	66.78
United States		115,678	11.38
Others		222,096	21.84

		1,016,724	100.00

Derivative financial assets
Korea		1,208,228	43.86
United States		388,215	14.09
Others		1,158,295	42.05

		2,754,738	100.00

Available-for-sale financial assets
Korea		22,482,954	98.19
United States		137,507	0.60
Others		277,310	1.21

		22,897,771	100.00

Held-to-maturity financial assets
Korea		10,749,043	89.67
United States		142,519	1.19
Others		1,096,300	9.14

		11,987,862	100.00

	~~W~~	50,901,538

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
	Amount		%
Financial assets held for trading
Korea	~~W~~	9,292,386	99.66
Others		31,757	0.34

		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Korea		542,752	57.53
United States		78,944	8.37
Others		321,736	34.10

		943,432	100.00

Derivative financial assets
Korea		1,286,340	56.47
United States		300,257	13.18
Others		691,515	30.35

		2,278,112	100.00

Available-for-sale financial assets
Korea		21,217,086	98.18
United States		127,426	0.59
Others		266,151	1.23

		21,610,663	100.00

Held-to-maturity financial assets
Korea		13,774,488	97.35
Others		375,040	2.65

		14,149,528	100.00

	~~W~~	48,305,878

The gold based financial instruments and derivative financial instruments, which classified as due from financial institutions and financial assets held for trading, are mainly related to banks and insurance companies with top credit rating.

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is a risk that the Group becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

4.3.2. Liquidity Risk Management and Indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

Kookmin Bank, one of the subsidiaries, regularly reports liquidity gap ratio, liquidity ratio, maturity mismatch ratio and liquidity crisis analysis to Asset-Liability Management Committee (“ALCO”), and ALCO establishes and monitors the liquidity risk management strategy.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of September 30, 2016 and December 31, 2015, is as follows:

(In millions of Korean won)	September 30, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	7,092,497	~~W~~	1,225,551	~~W~~	383,581	~~W~~	588,813	~~W~~	84,096	~~W~~	—	~~W~~	9,374,538
Financial assets held for trading[2]		12,943,185		—		—		—		—		—		12,943,185
Financial assets designated at fair value through profit or loss[2]		1,243,494		—		—		—		—		—		1,243,494
Derivatives held for trading[2]		2,647,575		—		—		—		—		—		2,647,575
Derivatives held for fair value hedging[3]		—		2,549		4,890		25,960		42,643		113,886		189,928
Loans		49,228		22,738,020		25,634,813		86,562,754		71,022,358		90,013,680		296,020,853
Available-for-sale financial assets[4]		7,061,032		534,946		1,553,980		4,297,155		14,102,637		4,446,690		31,996,440
Held-to-maturity financial assets		—		429,110		661,753		1,828,807		6,623,505		4,615,087		14,158,262
Other financial assets		142,585		7,869,734		24,454		1,178,001		13,015		8,968		9,236,757

	~~W~~	31,179,596	~~W~~	32,799,910	~~W~~	28,263,471	~~W~~	94,481,490	~~W~~	91,888,254	~~W~~	99,198,311	~~W~~	377,811,032

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	September 30, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	771,354	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	771,354
Financial liabilities designated at fair value through profit or loss[2]		2,998,912		—		—		—		—		—		2,998,912
Derivatives held for trading[2]		2,733,855		—		—		—		—		—		2,733,855
Derivatives held for fair value hedging[3]		—		(12)		595		817		6,495		(100,243)		(92,348)
Deposits[5]		109,256,511		14,958,334		25,289,389		74,334,153		10,533,392		3,714,624		238,086,403
Debts		1,080,116		5,258,406		1,525,378		4,262,714		4,069,422		489,404		16,685,440
Debentures		57,599		2,041,248		2,670,451		7,998,095		20,078,308		3,491,318		36,337,019
Other financial liabilities		519,212		15,040,056		79,166		99,612		350,760		858,764		16,947,570

	~~W~~	117,417,559	~~W~~	37,298,032	~~W~~	29,564,979	~~W~~	86,695,391	~~W~~	35,038,377	~~W~~	8,453,867	~~W~~	314,468,205

Off- balance sheet items
Commitments[6]	~~W~~	95,821,152	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	95,821,152
Financial guarantee contract[7]		4,213,585		—		—		—		—		—		4,213,585

	~~W~~	100,034,737	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,034,737

(In millions of Korean won)	December 31, 2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,433,873	~~W~~	771,135	~~W~~	926,476	~~W~~	973,720	~~W~~	101,056	~~W~~	—	~~W~~	9,206,260
Financial assets held for trading[2]		10,035,096		—		—		—		—		—		10,035,096
Financial assets designated at fair value through profit or loss[2]		1,138,968		—		—		—		—		—		1,138,968
Derivatives held for trading[2]		2,165,959		—		—		—		—		—		2,165,959
Derivatives held for fair value hedging[3]		—		5,391		18,885		14,358		38,972		111,268		188,874
Loans		55,658		21,389,266		24,657,307		83,314,942		65,396,136		89,038,702		283,852,011
Available-for-sale financial assets[4]		3,106,189		879,570		1,733,861		5,468,592		12,984,938		1,923,776		26,096,926
Held-to-maturity financial assets		—		462,871		1,113,714		2,653,041		8,593,322		3,223,951		16,046,899
Other financial assets		185,712		5,894,880		26,462		1,225,891		10,546		10,055		7,353,546

	~~W~~	23,121,455	~~W~~	29,403,113	~~W~~	28,476,705	~~W~~	93,650,544	~~W~~	87,124,970	~~W~~	94,307,752	~~W~~	356,084,539

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	586,923	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	586,923
Financial liabilities designated at fair value through profit or loss[2]		2,387,681		—		—		—		—		—		2,387,681
Derivatives held for trading[2]		2,282,781		—		—		—		—		—		2,282,781
Derivatives held for fair value hedging[3]		—		1,981		945		(2,642)		(25,096)		(35,050)		(59,862)
Deposits[5]		100,409,376		14,756,423		25,041,672		73,797,488		10,965,895		3,158,782		228,129,636
Debts		1,249,936		4,017,170		1,911,518		4,827,746		3,912,469		537,209		16,456,048
Debentures		68,852		1,642,335		1,550,322		9,021,561		18,326,885		4,193,841		34,803,796
Other financial liabilities		4,173		8,329,950		25,790		99,180		376,104		743,265		9,578,462

	~~W~~	106,989,722	~~W~~	28,747,859	~~W~~	28,530,247	~~W~~	87,743,333	~~W~~	33,556,257	~~W~~	8,598,047	~~W~~	294,165,465

Off- balance sheet items
Commitments[6]	~~W~~	97,602,903	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	97,602,903
Financial guarantee contract[7]		4,021,013		—		—		—		—		—		4,021,013

	~~W~~	101,623,916	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	101,623,916

[1]	The amounts of ~~W~~7,704,410 million and ~~W~~7,127,248 million, which are restricted due from the financial institutions as of September 30, 2016 and December 31, 2015, respectively, are excluded.
[2]	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

The contractual cash flows of derivatives held for cash flow hedging as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	September 30, 2016
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(420)	~~W~~	(1,246)	~~W~~	(3,932)	~~W~~	(5,386)	~~W~~	—	~~W~~	(10,984)
Cash flow to be received of total settlement derivatives		281		839		58,395		275,118		—		334,633
Cash flow to be paid of total settlement derivatives		(540)		(1,135)		(59,948)		(276,628)		—		(338,251)

(In millions of Korean won)
	December 31, 2015
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(389)	~~W~~	(1,246)	~~W~~	(4,519)	~~W~~	(7,350)	~~W~~	—	~~W~~	(13,504)
Cash flow to be received of total settlement derivatives		252		722		3,849		358,239		—		363,062
Cash flow to be paid of total settlement derivatives		(504)		(1,135)		(4,934)		(336,576)		—		(343,149)

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments; such as, securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

4.4.2 Risk Management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures; such as, trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee that is chaired by the Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks; such as, interest rate EaR (Earning at Risk), duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

4.6 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	2,301,105	~~W~~	221,735	~~W~~	131,165	~~W~~	16,017	~~W~~	590,687	~~W~~	220,570	~~W~~	3,481,279
Financial assets held for trading		173,995		76,649		12,390		—		—		—		263,034
Financial assets designated at fair value through profit or loss		471,204		—		—		—		—		—		471,204
Derivatives held for trading		99,850		42		442		—		—		11,908		112,242
Derivatives held for hedging		32,585		—		—		—		—		—		32,585
Loans		10,538,151		385,013		490,194		5,356		498,321		301,642		12,218,677
Available-for-sale financial assets		2,258,992		68,252		—		—		—		1,192		2,328,436
Held-to-maturity financial assets		1,238,819		—		—		—		—		—		1,238,819
Other financial assets		1,989,602		514,232		31,138		27,356		141,878		127,654		2,831,860

	~~W~~	19,104,303	~~W~~	1,265,923	~~W~~	665,329	~~W~~	48,729	~~W~~	1,230,886	~~W~~	662,966	~~W~~	22,978,136

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	467,647	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	467,647
Derivatives held for trading		131,374		10		1,395		—		—		12,114		144,893
Derivatives held for hedging		8,572		—		—		—		—		—		8,572
Deposits		7,105,009		868,257		479,778		46,056		749,219		424,511		9,672,830
Debts		5,707,460		168,356		84,314		—		95,674		28,111		6,083,915
Debentures		4,306,994		—		—		—		—		—		4,306,994
Other financial liabilities		3,770,741		53,058		94,327		2,392		145,191		142,386		4,208,095

	~~W~~	21,497,797	~~W~~	1,089,681	~~W~~	659,814	~~W~~	48,448	~~W~~	990,084	~~W~~	607,122	~~W~~	24,892,946

Off-balance sheet items	~~W~~	13,286,823	~~W~~	41,143	~~W~~	166,453	~~W~~	622	~~W~~	162,969	~~W~~	541,642	~~W~~	14,199,652

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	2,210,147	~~W~~	243,840	~~W~~	123,607	~~W~~	14,891	~~W~~	92,005	~~W~~	215,154	~~W~~	2,899,644
Financial assets held for trading		75,762		—		2,616		—		—		—		78,378
Financial assets designated at fair value through profit or loss		501,978		—		—		—		—		—		501,978
Derivatives held for trading		64,705		87		355		—		—		1,275		66,422
Derivatives held for hedging		8,610		—		—		—		—		—		8,610
Loans		12,875,006		507,615		458,483		19,365		4,329		136,560		14,001,358
Available-for-sale financial assets		1,564,355		60,591		—		—		—		1,392		1,626,338
Held-to-maturity financial assets		375,040		—		—		—		—		—		375,040
Other financial assets		985,459		182,766		216,546		5,381		192,669		145,225		1,728,046

	~~W~~	18,661,062	~~W~~	994,899	~~W~~	801,607	~~W~~	39,637	~~W~~	289,003	~~W~~	499,606	~~W~~	21,285,814

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	658,010	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	658,010
Derivatives held for trading		92,435		—		2,527		—		—		12,597		107,559
Derivatives held for hedging		21,461		—		—		—		—		—		21,461
Deposits		6,397,515		510,174		387,112		22,662		58,802		376,870		7,753,135
Debts		6,650,235		217,887		143,060		7,916		4,511		110,536		7,134,145
Debentures		3,869,711		—		106,284		—		—		157,337		4,133,332
Other financial liabilities		1,701,766		98,431		160,867		10,454		185,653		26,646		2,183,817

	~~W~~	19,391,133	~~W~~	826,492	~~W~~	799,850	~~W~~	41,032	~~W~~	248,966	~~W~~	683,986	~~W~~	21,991,459

Off-balance sheet items	~~W~~	15,548,595	~~W~~	17,086	~~W~~	49,053	~~W~~	—	~~W~~	13,957	~~W~~	311,287	~~W~~	15,939,978

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities Business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Financial information by business segment for the nine-month period ended September 30, 2016, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	1,308,935	~~W~~	1,651,337	~~W~~	1,167,521	~~W~~	4,127,793	~~W~~	932,206	~~W~~	154,489	~~W~~	110,101	~~W~~	315,512	~~W~~	—	~~W~~	5,640,101
Intra-segment operating revenues (expenses)		21,422		—		174,014		195,436		(189,911)		3,622		(20,771)		138,218		(126,594)		—

	~~W~~	1,330,357	~~W~~	1,651,337	~~W~~	1,341,535	~~W~~	4,323,229	~~W~~	742,295	~~W~~	158,111	~~W~~	89,330	~~W~~	453,730	~~W~~	(126,594)	~~W~~	5,640,101

Net operating revenues
Net interest income		1,694,006		1,730,376		105,250		3,529,632		727,355		7,945		176,530		209,961		263		4,651,686
Interest income		2,458,404		2,793,447		651,365		5,903,216		942,872		33,023		176,549		367,834		(11,029)		7,412,465
Interest expense		(764,398)		(1,063,071)		(546,115)		(2,373,584)		(215,517)		(25,078)		(19)		(157,873)		11,292		(2,760,779)
Net fee and commission income		176,769		387,885		254,679		819,333		52,363		79,723		(174)		157,833		(1,038)		1,108,040
Fee and commission income		218,539		444,502		316,331		979,372		1,223,167		85,859		75		186,057		(217,934)		2,256,596
Fee and commission expense		(41,770)		(56,617)		(61,652)		(160,039)		(1,170,804)		(6,136)		(249)		(28,224)		216,896		(1,148,556)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(5,393)		—		24,354		18,961		—		79,472		6,212		18,806		(5,561)		117,890
Net other operating income (expense)		(535,025)		(466,924)		957,252		(44,697)		(37,423)		(9,029)		(93,238)		67,130		(120,258)		(237,515)
General and administrative expenses		(561,960)		(1,264,757)		(723,146)		(2,549,863)		(255,879)		(106,982)		(70,678)		(184,090)		49,498		(3,117,994)
Operating profit before provision for credit losses		768,397		386,580		618,389		1,773,366		486,416		51,129		18,652		269,640		(77,096)		2,522,107
Provision (reversal) for credit losses		(365,861)		39,799		31,962		(294,100)		(182,620)		2,488		(872)		(32,691)		68		(507,727)
Net operating income		402,536		426,379		650,351		1,479,266		303,796		53,617		17,780		236,949		(77,028)		2,014,380
Share of profit of associates		—		—		8,573		8,573		—		112,886		—		70,984		864		193,307
Net other non-operating income (expense)		(467)		—		33,312		32,845		2,483		(70)		(145)		2,063		(12,846)		24,330
Segment profits before income tax		402,069		426,379		692,236		1,520,684		306,279		166,433		17,635		309,996		(89,010)		2,232,017
Income tax expense		(97,780)		(103,184)		(154,766)		(355,730)		(70,888)		(18,930)		(4,273)		(51,651)		(3,511)		(504,983)
Profit for the period		304,289		323,195		537,470		1,164,954		235,391		147,503		13,362		258,345		(92,521)		1,727,034
Profit attributable to shareholders of the parent company		304,289		323,195		537,470		1,164,954		235,391		147,503		13,362		221,124		(92,521)		1,689,813
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		37,221		—		37,221
Total assets[1]		107,656,799		121,137,109		77,954,120		306,748,028		16,087,805		8,969,948		8,884,653		31,877,434		(20,727,579)		351,840,289
Total liabilities[1]		92,403,620		136,772,731		53,961,913		283,138,264		12,214,003		6,853,969		8,272,841		11,438,178		(13,600)		321,903,655

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Financial information by business segment for the nine-month period ended September 30, 2015, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	1,251,702	~~W~~	1,605,962	~~W~~	1,178,549	~~W~~	4,036,213	~~W~~	982,951	~~W~~	155,867	~~W~~	106,240	~~W~~	262,545	~~W~~	—	~~W~~	5,543,816
Intra-segment operating revenues (expenses)		33,035		—		235,117		268,152		(191,258)		2,409		(25,390)		112,216		(166,129)		—

	~~W~~	1,284,737	~~W~~	1,605,962	~~W~~	1,413,666	~~W~~	4,304,365	~~W~~	791,693	~~W~~	158,276	~~W~~	80,850	~~W~~	374,761	~~W~~	(166,129)	~~W~~	5,543,816

Net operating revenues
Net interest income		1,756,481		1,561,176		211,427		3,529,084		728,327		18,671		176,883		183,917		164		4,637,046
Interest income		2,672,677		2,923,002		777,236		6,372,915		976,624		37,264		176,904		302,628		(14,159)		7,852,176
Interest expense		(916,196)		(1,361,826)		(565,809)		(2,843,831)		(248,297)		(18,593)		(21)		(118,711)		14,323		(3,215,130)
Net fee and commission income		174,180		445,579		272,135		891,894		79,079		76,095		123		122,582		3,766		1,173,539
Fee and commission income		219,049		525,448		302,283		1,046,780		1,176,234		82,096		123		141,778		(215,163)		2,231,848
Fee and commission expense		(44,869)		(79,869)		(30,148)		(154,886)		(1,097,155)		(6,001)		—		(19,196)		218,929		(1,058,309)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(23)		—		220,515		220,492		—		41,889		5,999		10,142		(895)		277,627
Net other operating income (expense)		(645,901)		(400,793)		709,589		(337,105)		(15,713)		21,621		(102,155)		58,120		(169,164)		(544,396)
General and administrative expenses		(638,203)		(1,545,892)		(741,569)		(2,925,664)		(243,623)		(90,806)		(56,847)		(161,874)		34,520		(3,444,294)
Operating profit before provision for credit losses		646,534		60,070		672,097		1,378,701		548,070		67,470		24,003		212,887		(131,609)		2,099,522
Provision (reversal) for credit losses		(408,814)		(62,616)		39,663		(431,767)		(174,504)		(2,193)		(157)		(15,687)		(89)		(624,397)
Net operating income (expense)		237,720		(2,546)		711,760		946,934		373,566		65,277		23,846		197,200		(131,698)		1,475,125
Share of profit of associates		—		—		16,276		16,276		—		93		—		22,564		5,942		44,875
Net other non-operating income (expense)		671		—		221,596		222,267		(661)		(1,807)		(47)		(2,456)		(2,591)		214,705
Segment profits before income tax		238,391		(2,546)		949,632		1,185,477		372,905		63,563		23,799		217,308		(128,347)		1,734,705
Income tax benefit (expense)		(58,148)		616		(164,141)		(221,673)		(88,046)		(15,972)		(5,493)		(36,082)		8,166		(359,100)
Profit (loss) for the period		180,243		(1,930)		785,491		963,804		284,859		47,591		18,306		181,226		(120,181)		1,375,605
Profit (loss) attributable to shareholders of the parent company		180,243		(1,930)		785,491		963,804		284,859		47,591		18,306		156,814		(120,181)		1,351,193
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		24,412		—		24,412
Total assets[1]		103,042,327		114,849,508		72,386,072		290,277,907		16,141,810		6,118,251		8,516,783		28,721,647		(20,710,931)		329,065,467
Total liabilities[1]		89,293,741		130,631,229		47,605,726		267,530,696		12,307,827		5,495,285		7,933,950		7,744,147		(849,160)		300,162,745

[1]	Assets and liabilities of the reporting segments are amounts as of December 31, 2015, before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016		2015
Banking service	~~W~~	4,127,793	~~W~~	4,036,213
Credit card service		932,206		982,951
Investment & Securities service		154,489		155,867
Life insurance service		110,101		106,240
Other service		315,512		262,545

	~~W~~	5,640,101	~~W~~	5,543,816

5.2.2 Geographical information

Geographical operating revenues from external customers for the nine-month periods ended September 30, 2016 and 2015, and major non-current assets as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	September 30, 2016				September 30, 2015		December 31, 2015
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
Domestic	~~W~~	5,575,642	~~W~~	3,861,483	~~W~~	5,484,899	~~W~~	3,821,634
United States		8,661		312		8,915		276
New Zealand		3,976		151		3,969		209
China		32,226		4,578		23,916		6,949
Japan		3,914		2,252		8,916		1,547
Vietnam		3,008		208		2,420		239
Cambodia		4,655		376		3,791		350
United Kingdom		8,019		148		6,990		130
Intra-group adjustment		—		133,605		—		134,692

	~~W~~	5,640,101	~~W~~	4,003,113	~~W~~	5,543,816	~~W~~	3,966,026

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016				December 31, 2015
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	17,019,073	~~W~~	17,022,535	~~W~~	16,316,066	~~W~~	16,316,953
Financial assets held for trading		12,943,185		12,943,185		10,035,096		10,035,096
Debt securities		12,244,443		12,244,443		9,324,143		9,324,143
Equity securities		631,691		631,691		641,893		641,893
Others		67,051		67,051		69,060		69,060
Financial assets designated at fair value through profit or loss		1,243,494		1,243,494		1,138,968		1,138,968
Debt securities		242,625		242,625		145,542		145,542
Equity securities		226,770		226,770		195,536		195,536
Derivative-linked securities		774,099		774,099		797,890		797,890
Derivatives held for trading		2,655,201		2,655,201		2,165,971		2,165,971
Derivatives held for hedging		99,537		99,537		112,141		112,141
Loans		257,531,389		257,759,787		245,005,370		245,244,958
Available-for-sale financial assets		29,631,967		29,631,967		24,987,231		24,987,231
Debt securities		22,897,771		22,897,771		21,610,663		21,610,663
Equity securities		6,734,196		6,734,196		3,376,568		3,376,568
Held-to-maturity financial assets		11,987,862		12,471,531		14,149,528		14,505,959
Other financial assets		10,057,360		10,057,360		7,907,940		7,907,940

	~~W~~	343,169,068	~~W~~	343,884,597	~~W~~	321,818,311	~~W~~	322,415,217

Financial liabilities
Financial liabilities held for trading	~~W~~	771,354	~~W~~	771,354	~~W~~	586,923	~~W~~	586,923
Financial liabilities designated at fair value through profit or loss		2,998,912		2,998,912		2,387,681		2,387,681
Derivatives held for trading		2,733,855		2,733,855		2,282,794		2,282,794
Derivatives held for hedging		24,377		24,377		42,962		42,962
Deposits		234,559,449		235,268,972		224,268,185		224,949,129
Debts		16,481,231		16,529,217		16,240,743		16,297,523
Debentures		34,590,389		35,346,038		32,600,603		33,274,914
Other financial liabilities		19,460,600		19,463,341		12,278,613		12,255,921

	~~W~~	311,620,167	~~W~~	313,136,066	~~W~~	290,688,504	~~W~~	292,077,847

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	4,632,346	~~W~~	7,612,097	~~W~~	—	~~W~~	12,244,443
Equity securities		329,854		301,837		—		631,691
Others		67,051		—		—		67,051

		5,029,251		7,913,934		—		12,943,185

Financial assets designated at fair value through profit or loss
Debt securities		—		242,625		—		242,625
Equity securities		—		226,770		—		226,770
Derivative-linked securities		—		380,540		393,559		774,099

		—		849,935		393,559		1,243,494

Derivatives held for trading		13,630		2,591,142		50,429		2,655,201

Derivatives held for hedging		—		95,840		3,697		99,537

Available-for-sale financial assets[1]
Debt securities		9,854,359		13,043,412		—		22,897,771
Equity securities		1,018,544		3,343,886		2,371,766		6,734,196

		10,872,903		16,387,298		2,371,766		29,631,967

	~~W~~	15,915,784	~~W~~	27,838,149	~~W~~	2,819,451	~~W~~	46,573,384

Financial liabilities
Financial liabilities held for trading	~~W~~	771,354	~~W~~	—	~~W~~	—	~~W~~	771,354
Financial liabilities designated at fair value through profit or loss		—		750,961		2,247,951		2,998,912
Derivatives held for trading		14,964		2,638,921		79,970		2,733,855
Derivatives held for hedging		—		24,164		213		24,377

	~~W~~	786,318	~~W~~	3,414,046	~~W~~	2,328,134	~~W~~	6,528,498

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	3,374,271	~~W~~	5,949,872	~~W~~	—	~~W~~	9,324,143
Equity securities		302,207		339,686		—		641,893
Others		69,060		—		—		69,060

		3,745,538		6,289,558		—		10,035,096

Financial assets designated at fair value through profit or loss
Debt securities		—		145,542		—		145,542
Equity securities		—		195,536		—		195,536
Derivative-linked securities		—		411,052		386,838		797,890

		—		752,130		386,838		1,138,968

Derivatives held for trading		1,688		2,120,097		44,186		2,165,971

Derivatives held for hedging		—		110,930		1,211		112,141

Available-for-sale financial assets[1]
Debt securities		6,148,688		15,461,551		424		21,610,663
Equity securities		869,451		619,102		1,888,015		3,376,568

		7,018,139		16,080,653		1,888,439		24,987,231

	~~W~~	10,765,365	~~W~~	25,353,368	~~W~~	2,320,674	~~W~~	38,439,407

Financial liabilities
Financial liabilities held for trading	~~W~~	586,923	~~W~~	—	~~W~~	—	~~W~~	586,923
Financial liabilities designated at fair value through profit or loss		—		568,302		1,819,379		2,387,681
Derivatives held for trading		15,139		2,134,427		133,228		2,282,794
Derivatives held for hedging		—		42,465		497		42,962

	~~W~~	602,062	~~W~~	2,745,194	~~W~~	1,953,104	~~W~~	5,300,360

[1]	The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ~~W~~155,474 million and ~~W~~121,683 million as of September 30, 2016 and December 31, 2015, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,612,097	DCF Model	Discount rate
Equity securities		301,837	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		7,913,934

Financial assets designated at fair value through profit or loss
Debt securities		242,625	DCF Model, Hull and White Model	Discount rate, Volatility
Equity securities		226,770	DCF Model	Discount rate
Derivative-linked securities		380,540	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		849,935

Derivatives held for trading		2,591,142	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		95,840	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		13,043,412	DCF Model	Discount rate
Equity securities		3,343,886	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		16,387,298

	~~W~~	27,838,149

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	750,961	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		750,961

Derivatives held for trading		2,638,921	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		24,164	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	3,414,046

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	~~W~~	5,949,872	DCF Model	Discount rate
Equity securities		339,686	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		6,289,558

Financial assets designated at fair value through profit or loss
Debt securities		145,542	DCF Model, Hull and White Model	Discount rate, Volatility
Equity securities		195,536	DCF Model	Discount rate
Derivative-linked securities		411,052	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		752,130

Derivatives held for trading		2,120,097	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		110,930	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		15,461,551	DCF Model, One Factor Hull-White Model	Discount rate, Interest rate, Volatility of interest rate
Equity securities		619,102	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		16,080,653

	~~W~~	25,353,368

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	568,302	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		568,302

Derivatives held for trading		2,134,427	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		42,465	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	2,745,194

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose the fair values are disclosed as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,931,106	~~W~~	12,638,959	~~W~~	1,452,470	~~W~~	17,022,535
Loans		—		—		257,759,787		257,759,787
Held-to-maturity financial assets		1,496,964		10,974,567		—		12,471,531
Other financial assets[2]		—		—		10,057,360		10,057,360

	~~W~~	4,428,070	~~W~~	23,613,526	~~W~~	269,269,617	~~W~~	297,311,213

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	109,258,343	~~W~~	126,010,629	~~W~~	235,268,972
Debts[3]		—		694,536		15,834,681		16,529,217
Debentures		—		34,762,088		583,950		35,346,038
Other financial liabilities[4]		—		—		19,463,341		19,463,341

	~~W~~	—	~~W~~	144,714,967	~~W~~	161,892,601	~~W~~	306,607,568

(In millions of Korean won)	December 31, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,711,519	~~W~~	11,171,092	~~W~~	2,434,342	~~W~~	16,316,953
Loans		—		—		245,244,958		245,244,958
Held-to-maturity financial assets		1,788,914		12,717,045		—		14,505,959
Other financial assets[2]		—		—		7,907,940		7,907,940

	~~W~~	4,500,433	~~W~~	23,888,137	~~W~~	255,587,240	~~W~~	283,975,810

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	100,090,671	~~W~~	124,858,458	~~W~~	224,949,129
Debts[3]		—		434,634		15,862,889		16,297,523
Debentures		—		32,532,277		742,637		33,274,914
Other financial liabilities[4]		—		—		12,255,921		12,255,921

	~~W~~	—	~~W~~	133,057,582	~~W~~	153,719,905	~~W~~	286,777,487

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~10,057,360 million and ~~W~~7,970,940 million are included in Level 3, the carrying amounts that are reasonable approximations of fair values as of September 30, 2016 and December 31, 2015, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

[3]	Debts of ~~W~~2,651 million and ~~W~~9,884 million included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of September 30, 2016 and December 31, 2015, respectively.
[4]	Other financial liabilities of ~~W~~19,079,931 million and ~~W~~11,957,239 million included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of September 30, 2016 and December 31, 2015, respectively.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	~~W~~	10,974,567	DCF Model	Discount rate
Financial liabilities
Debts		691,885	DCF Model	Discount rate
Debentures		34,762,088	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2015
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	~~W~~	12,717,045	DCF Model	Discount rate
Financial liabilities
Debts		424,750	DCF Model	Discount rate
Debentures		32,532,277	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	September 30, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,452,470	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		257,759,787	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	259,212,257

Financial liabilities
Deposits	~~W~~	126,010,629	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		15,834,681	DCF Model	Other spread, Interest rates	Other spread
Debentures		583,950	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		383,410	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	142,812,670

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)
	December 31, 2015
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,434,342	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		245,244,958	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	247,679,300

Financial liabilities
Deposits	~~W~~	124,858,458	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		15,862,889	DCF Model	Other spread, Interest rates	Other spread
Debentures		742,637	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		298,682	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	141,762,666

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3.

The Group uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured Using Valuation Technique Based on Unobservable in Market

Details of changes in Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	386,838	~~W~~	1,888,439	~~W~~	(1,819,379)	~~W~~	(89,042)	~~W~~	714
Total gains or losses
- Profit or loss		21,840		(4,248)		(106,467)		66,777		2,858
- Other comprehensive income (loss)		—		58,071		—		—		—
Purchases		48,340		570,082		—		24,679		—
Sales		(59,643)		(120,607)		—		(28,321)		—
Issues		—		—		(1,637,531)		(30,420)		—
Settlements		(3,816)		—		1,315,426		17,971		(88)
Transfers into Level 3		—		—		—		8,815		—
Transfers out of Level 3		—		(19,971)		—		—		—

Ending balance	~~W~~	393,559	~~W~~	2,371,766	~~W~~	(2,247,951)	~~W~~	(29,541)	~~W~~	3,484

(In millions of Korean won)	2015
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	502,168	~~W~~	1,801,339	~~W~~	(982,426)	~~W~~	41,817	~~W~~	(2,021)
Total gains or losses
- Profit or loss		(35,235)		110,601		211,690		(159,603)		4,434
- Other comprehensive income (loss)		—		(50,980)		—		—		—
Purchases		413,786		494,104		—		3,230		—
Sales		(586,430)		(487,709)		—		(8,429)		—
Issues		—		—		(1,901,122)		(18,305)		—
Settlements		—		—		1,258,023		(30,634)		—
Transfers into Level 3		—		19,499		—		—		—
Transfers out of Level 3		—		(4,107)		—		—		—

Ending balance	~~W~~	294,289	~~W~~	1,882,747	~~W~~	(1,413,835)	~~W~~	(171,924)	~~W~~	2,413

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Net income(loss) from financial investments at fair value through profit or loss			Other operating income	Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(17,850)	~~W~~	(1,403)	~~W~~	13
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		15,769		(6,972)		—

(In millions of Korean won)	2015
	Net income from financial investments at fair value through profit or loss			Other operating income (loss)	Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	16,852		~~W~~ 115,030	~~W~~	5
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		39,620		(35,717)		5

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	393,559	Monte Carlo Simulation, Closed Form, Hull and White Model ,Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.85~69.83	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-1.68~77.51	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		48,501	DCF Model, Closed Form, Monte Carlo Simulation, Tree Model, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60~32.16	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-8.32~63.02	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others		1,928	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation, Tree Model

Interest rates, Foreign exchange rate, Loss given default, Stock price, Discount rate, Dividend yield, Volatility of the stock price, Volatility of the interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset

					Loss given default	0.83~100.00	The higher the loss given default, the lower the fair value
					Discount rate	1.79	The lower the discount rate, the higher the fair value
					Volatility of the stock price	16.01~20.03	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.38~0.85	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	17.13~50.17	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-10.09~47.99	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Derivatives held for hedging
Interest rate		3,697	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.26	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Equity securities		2,371,766	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity	Growth rate, Discount rate, Dividend yield, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~1.00	The higher the growth rate, the higher the fair value
					Discount rate	1.46~25.25	The lower the discount rate, the higher the fair value
					Volatility of the interest rate	33.70~36.75	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	18.14~27.59	The higher the volatility, the higher the fair value fluctuation
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	~~W~~	2,819,451

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	2,247,951	Closed Form, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.53~69.83	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-6.98~87.20	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Derivatives held for trading
Stock and index		73,199	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	13.05~46.27	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-8.32~63.02	The higher the correlation, the higher the fair value fluctuation
Others		6,771	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model	Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the stock price	16.01	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.38~36.75	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	17.13~50.17	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-10.09~87.20	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		213	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between the interest rate	Volatility of the underlying asset	3.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between the interest rate	63.65	The higher the correlation, the higher the fair value fluctuation

	~~W~~	2,328,134

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	386,838	Monte Carlo Simulation, Closed Form, Hull and White Model, Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		43,948	DCF Model, Closed Form, Monte Carlo Simulation, Tree Model, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60~49.65	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	6.80~51.07	The higher the correlation, the higher the fair value fluctuation
Currency, Interest rate and others		238	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation	Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of stock price, Price of the underlying asset, Volatility of underlying asset, Correlation between underlying asset	Loss given default	5.56~100.00	The higher the loss given default, the lower the fair value
					Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.45	The higher the volatility, the higher the fair value fluctuation
					Volatility of underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Derivatives held for hedging
Interest rate		1,211	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.96	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		424	DCF Model	Discount rate	Discount rate	6.05	The lower the discount rate, the higher the fair value
Equity securities		1,888,015	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity	Growth rate, Discount rate, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	1.72~20.65	The lower the discount rate, the higher the fair value
					Volatility of the interest rate	24.90~27.20	The higher the volatility, the higher the fair value fluctuation
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	~~W~~	2,320,674

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	1,819,379	Closed Form, Monte Carlo Simulation, Hull and White model, Black-Scholes model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Derivatives held for trading
Stock and index		124,379	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	15.68~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	11.96~51.07	The higher the correlation, the higher the fair value fluctuation
Others		8,849	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White model	Stock price, Interest rates, Volatility of the stock price, Volatility of the underlying assets, Correlation between underlying asset, Dividend yield	Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.45~27.20	The higher the volatility, the higher the fair value fluctuation
					Volatility of underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		497	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.93	The higher the volatility, the higher the fair value fluctuation

	~~W~~	1,953,104

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	September 30, 2016
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	3,967	~~W~~	(4,388)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		3,675		(6,719)		—		—
Derivatives held for hedging[2]		10		(7)		—		—
Available-for-sale financial assets
Equity securities[4]		—		—		144,454		(73,724)

	~~W~~	7,652	~~W~~	(11,114)	~~W~~	144,454	~~W~~	(73,724)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	43,893	~~W~~	(24,001)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		19,257		(33,444)		—		—
Derivatives held for hedging[2]		6		(5)		—		—

	~~W~~	63,156	~~W~~	(57,450)	~~W~~	—	~~W~~	—

(In millions of Korean won)	December 31, 2015
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	9,211	~~W~~	(11,642)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		2,800		(3,891)		—		—
Derivatives held for hedging[2]		81		(71)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		20		(19)
Equity securities[4]		—		—		189,271		(88,066)

	~~W~~	12,092	~~W~~	(15,604)	~~W~~	189,291	~~W~~	(88,085)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	57,529	~~W~~	(41,499)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		30,011		(43,272)		—		—
Derivatives held for hedging[2]		17		(16)		—		—

	~~W~~	87,557	~~W~~	(84,787)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such Volatility of the underlying asset or Correlation between underlying asset by ± 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Balance at the beginning of the period (A)	~~W~~	4,055	~~W~~	1,376
New transactions (B)		(3,174)		4,554
Amounts recognized in profit or loss during the period (C=a+b)		(1,340)		(2,434)
a. Amortization		(1,195)		(2,277)
b. Settlement		(145)		(157)

Balance at the end of the period (A+B+C)	~~W~~	(459)	~~W~~	3,496

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	September 30, 2016
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	17,019,073	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,019,073
Financial assets at fair value through profit or loss		12,943,185		1,243,494		—		—		—		—		14,186,679
Derivatives		2,655,201		—		—		—		—		99,537		2,754,738
Loans		—		—		257,531,389		—		—		—		257,531,389
Financial investments		—		—		—		29,631,967		11,987,862		—		41,619,829
Other financial assets		—		—		10,057,360		—		—		—		10,057,360

	~~W~~	15,598,386	~~W~~	1,243,494	~~W~~	284,607,822	~~W~~	29,631,967	~~W~~	11,987,862	~~W~~	99,537	~~W~~	343,169,068

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)
	September 30, 2016
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	771,354	~~W~~	2,998,912	~~W~~	—	~~W~~	—	~~W~~	3,770,266
Derivatives		2,733,855		—		—		24,377		2,758,232
Deposits		—		—		234,559,449		—		234,559,449
Debts		—		—		16,481,231		—		16,481,231
Debentures		—		—		34,590,389		—		34,590,389
Other financial liabilities		—		—		19,460,600		—		19,460,600

	~~W~~	3,505,209	~~W~~	2,998,912	~~W~~	305,091,669	~~W~~	24,377	~~W~~	311,620,167

(In millions of Korean won)
	December 31, 2015
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	16,316,066	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16,316,066
Financial assets at fair value through profit or loss		10,035,096		1,138,968		—		—		—		—		11,174,064
Derivatives		2,165,971		—		—		—		—		112,141		2,278,112
Loans		—		—		245,005,370		—		—		—		245,005,370
Financial investments		—		—		—		24,987,231		14,149,528		—		39,136,759
Other financial assets		—		—		7,907,940		—		—		—		7,907,940

	~~W~~	12,201,067	~~W~~	1,138,968	~~W~~	269,229,376	~~W~~	24,987,231	~~W~~	14,149,528	~~W~~	112,141	~~W~~	321,818,311

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)
	December 31, 2015
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	586,923	~~W~~	2,387,681	~~W~~	—	~~W~~	—	~~W~~	2,974,604
Derivatives		2,282,794		—		—		42,962		2,325,756
Deposits		—		—		224,268,185		—		224,268,185
Debts		—		—		16,240,743		—		16,240,743
Debentures		—		—		32,600,603		—		32,600,603
Other financial liabilities		—		—		12,278,613		—		12,278,613

	~~W~~	2,869,717	~~W~~	2,387,681	~~W~~	285,388,144	~~W~~	42,962	~~W~~	290,688,504

6.4 Offsetting Financial Assets and Financial Liabilities

The Group entered into master netting agreement with the counterparty through International Derivatives Swaps and Dealers Association (“ISDA”) or other similar agreements in relation to Over-the-counter derivatives and foreign exchange spot transaction. Repurchase agreements and stock lending and borrowing transactions of the Group are offset through similar netting agreements as derivatives. In accordance with the master netting agreement, the contact with the counterparty is terminated in certain circumstances; such as, bankruptcy or insolvency. At the termination, the receivables and payment of the counterparty offset, and receive/pay the net balance from/to the counterparty. Besides the financial instruments mentioned above, the Group has other financial instruments; such as, domestic exchange transactions and marketable securities, receivables and payable relating to derivative instruments. Theses financial instruments are settled at net basis in accordance with the legal net obligations; therefore, they are presented in the statement of financial position after offset.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
							Amount not offset
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	2,596,056	~~W~~	—	~~W~~	2,596,056	~~W~~	(1,753,490)	~~W~~	(67,428)	~~W~~	775,138
Derivatives held for hedging		99,536		—		99,536		(29,815)		(1,049)		68,672
Receivable spot exchange		5,374,296		—		5,374,296		(5,367,437)		—		6,859
Reverse repurchase agreements		3,087,325		—		3,087,325		(3,087,325)		—		—
Domestic exchange settlement debits		17,426,619		(16,914,848)		511,771		—		—		511,771
Other financial instruments		1,014,798		(828,912)		185,886		(6,675)		—		179,211

	~~W~~	29,598,630	~~W~~	(17,743,760)	~~W~~	11,854,870	~~W~~	(10,244,742)	~~W~~	(68,477)	~~W~~	1,541,651

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
							Amount not offset
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	2,117,556	~~W~~	—	~~W~~	2,117,556	~~W~~	(1,611,788)	~~W~~	(22,221)	~~W~~	483,547
Derivatives held for hedging		111,341		—		111,341		(15,650)		—		95,691
Receivable spot exchange		2,841,945		—		2,841,945		(2,840,480)		—		1,465
Reverse repurchase agreements		2,028,200		—		2,028,200		(2,028,200)		—		—
Domestic exchange settlement debits		20,124,480		(17,986,079)		2,138,401		—		—		2,138,401
Other financial instruments		599,259		(473,983)		125,276		—		—		125,276

	~~W~~	27,822,781	~~W~~	(18,460,062)	~~W~~	9,362,719	~~W~~	(6,496,118)	~~W~~	(22,221)	~~W~~	2,844,380

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
							Amount not offset				Net amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral
Derivatives held for trading	~~W~~	2,713,778	~~W~~	—	~~W~~	2,713,778	~~W~~	(1,240,687)	~~W~~	(39,166)	~~W~~	1,433,925
Derivatives held for hedging		24,377		—		24,377		(8,041)		—		16,336
Payable spot exchange		5,369,355		—		5,369,355		(5,367,437)		—		1,918
Repurchase agreements[1]		2,543,524		—		2,543,524		(2,543,524)		—		—
Securities borrowing agreements		703,888		—		703,888		(703,888)		—		—
Domestic exchange settlement credits		17,330,753		(16,914,848)		415,905		(415,905)		—		—
Other financial instruments		1,024,047		(828,880)		195,167		(7,376)		—		187,791

	~~W~~	29,709,722	~~W~~	(17,743,728)	~~W~~	11,965,994	~~W~~	(10,286,858)	~~W~~	(39,166)	~~W~~	1,639,970

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
							Amount not offset				Net amount
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral
Derivatives held for trading	~~W~~	2,288,296	~~W~~	—	~~W~~	2,288,296	~~W~~	(1,724,586)	~~W~~	(4,632)	~~W~~	559,078
Derivatives held for hedging		34,761		—		34,761		(14,417)		—		20,344
Payable spot exchange		2,842,407		—		2,842,407		(2,840,480)		—		1,927
Repurchase agreements[1]		1,817,754		—		1,817,754		(1,817,754)		—		—
Securities borrowing agreements		517,458		—		517,458		(517,458)		—		—
Domestic exchange settlement credits		18,104,678		(17,986,079)		118,599		(118,599)		—		—
Other financial instruments		597,782		(473,983)		123,799		(53)		—		123,746

	~~W~~	26,203,136	~~W~~	(18,460,062)	~~W~~	7,743,074	~~W~~	(7,033,347)	~~W~~	(4,632)	~~W~~	705,095

[1]	Includes repurchase agreements sold to customers.

7. Due from Financial Institutions

Details of due from financial institutions as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	September 30, 2016		December 31, 2015
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.27	~~W~~	6,780,608	~~W~~	6,376,961
	Due from banks	KEB Hana Bank and others	0.00~2.60		691,849		1,610,649
	Due from others	Kyobo Securities Co., Ltd. and others	0.00~1.29		3,695,372		3,406,289

					11,167,829		11,393,899

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		2,062,685		1,211,342
	Time deposits in foreign currencies	Bank of Communications Seoul Branch and others	0.69~3.10		834,723		1,131,816
	Due from others	Bank of Japan and others	—		85,090		107,697

					2,982,498		2,450,855

				~~W~~	14,150,327	~~W~~	13,844,754

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Restricted cash from financial institutions as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		Financial Institutions	September 30, 2016	December 31, 2015	Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~6,780,608	~~W~~6,376,961	Bank of Korea Act
	Due from Banking institution	Citibank Korea Inc. and others	77,478	96,708	Deposits related to securitization and others
	Due from others	The Korea Securities Finance Corporation and others	124,614	86,915	Market entry deposit and others

			6,982,700	6,560,584

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	671,855	501,379	Bank of Korea Act and others
	Time deposit in foreign currencies	Sumitomo Mitsui New York and others	21,926	17,580	Bank Act of the State of New York
	Due from others	Samsung Futures Inc. and others	21,112	44,698	Derivatives margin account and others

			714,893	563,657

			~~W~~7,697,593	~~W~~7,124,241

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of derivative financial instruments held for trading as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	2,549,040	~~W~~	—	~~W~~	—
Swaps		95,360,540		895,286		819,020
Options		4,834,500		53,679		189,297

		102,744,080		948,965		1,008,317

Currency
Forwards		47,397,927		938,342		1,003,924
Futures[1]		424,885		—		6
Swaps		25,544,548		667,167		600,750
Options		220,491		2,521		3,302

		73,587,851		1,608,030		1,607,982

Stock and index
Futures[1]		124,418		191		13
Swaps		1,808,379		16,108		73,499
Options		1,157,445		46,782		15,178

		3,090,242		63,081		88,690

Credit
Swaps		1,080,000		22,117		22,072

		1,080,000		22,117		22,072

Commodity
Futures[1]		6,141		65		23
Swaps		14,516		75		28

		20,657		140		51

Other		863,128		12,868		6,743

	~~W~~	181,385,958	~~W~~	2,655,201	~~W~~	2,733,855

(In millions of Korean won)	December 31, 2015
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,412,251	~~W~~	—	~~W~~	—
Swaps		92,008,910		910,744		892,601
Options		5,874,500		73,724		133,087
		99,295,661		984,468		1,025,688
Currency
Forwards		34,103,783		512,411		308,540
Futures[1]		606,297		150		44
Swaps		25,303,179		596,668		782,911
Options		373,241		2,197		3,526
		60,386,500		1,111,426		1,095,021

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Stock and index
Futures[1]		177,781		486		81
Swaps		1,297,420		9,690		122,188
Options		471,095		35,543		17,554

		1,946,296		45,719		139,823

Credit
Swaps		600,000		13,408		13,413

		600,000		13,408		13,413

Commodity
Futures[1]		2,885		31		—
Swaps		5,074		638		699

		7,959		669		699

Other		793,200		10,281		8,150

	~~W~~	163,029,616	~~W~~	2,165,971	~~W~~	2,282,794

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,068,499	~~W~~	78,831	~~W~~	8,585
Currency
Forwards		319,502		16,788		136
Other		140,000		3,697		201

	~~W~~	3,528,001	~~W~~	99,316	~~W~~	8,922

(In millions of Korean won)	December 31, 2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,108,538	~~W~~	91,341	~~W~~	21,461
Currency
Forwards		331,533		800		7,637
Other		140,000		1,211		497

	~~W~~	3,580,071	~~W~~	93,352	~~W~~	29,595

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Gains(losses) on hedging instruments	~~W~~	78,836	~~W~~	(20,118)
Gains(losses) on the hedged items attributable to the hedged risk		(76,033)		19,731

	~~W~~	2,803	~~W~~	(387)

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,138,000	~~W~~	221	~~W~~	11,315
Currency
Swaps		328,890		—		4,140

	~~W~~	1,466,890	~~W~~	221	~~W~~	15,455

(In millions of Korean won)	December 31, 2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	498,000	~~W~~	—	~~W~~	13,367
Currency
Swaps		351,600		18,789		—

	~~W~~	849,600	~~W~~	18,789	~~W~~	13,367

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Gains(losses) on hedging instruments	~~W~~	(21,236)	~~W~~	25,699
Gains(losses) on effectiveness (amount recognized in other comprehensive income (loss))		(20,851)		25,315

Gains(losses) on ineffectiveness	~~W~~	(385)	~~W~~	384

Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Amount recognized in other comprehensive income (loss)	~~W~~	(20,851)	~~W~~	25,315
Amount reclassified from equity to profit or loss		22,010		(28,632)
Tax effect		(198)		93
	~~W~~	961	~~W~~	(3,224)

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Hedge on Net Investments in Foreign Operations

Certain portion part of net investments in foreign operations has been designated as hedging instruments for non-derivative financial instruments, and applied hedge accounting for the nine-month period ended September 30, 2016.

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income (loss) for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Amount recognized in other comprehensive income (loss)	~~W~~	9,521	~~W~~	(44,748)
Tax effect		(2,304)		10,829

Amount recognized in other comprehensive income (loss), net of tax	~~W~~	7,217	~~W~~	(33,919)

There are no ineffective portion of gain (loss) related to hedge on net investments in foreign operations for the nine-month period ended September 30, 2016.

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Loans in foreign currencies	~~W~~	181,156	~~W~~	582,205

9. Loans

Details of loans as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Loans	~~W~~	259,112,316	~~W~~	246,911,148
Deferred loan origination fees and costs		693,199		676,276
Less: Allowances for loan losses		(2,274,126)		(2,582,054)

Carrying amount	~~W~~	257,531,389	~~W~~	245,005,370

Details of loans for other banks as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Loans	~~W~~	5,365,205	~~W~~	6,779,962
Less: Allowances for loan losses		(8)		(39)

Carrying amount	~~W~~	5,365,197	~~W~~	6,779,923

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of loan types and customer types of loans to customers, other than banks, as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	126,174,244	~~W~~	99,336,081	~~W~~	—	~~W~~	225,510,325
Loans in foreign currencies		53,757		2,494,335		—		2,548,092
Domestic import usance bills		—		2,632,075		—		2,632,075
Off-shore funding loans		—		471,878		—		471,878
Call loans		—		123,526		—		123,526
Bills bought in Korean won		—		3,917		—		3,917
Bills bought in foreign currencies		—		2,850,908		—		2,850,908
Guarantee payments under payment guarantee		158		14,727		—		14,885
Credit card receivables in Korean won		—		—		12,999,607		12,999,607
Credit card receivables in foreign currencies		—		—		3,916		3,916
Reverse repurchase agreements		—		1,925,700		—		1,925,700
Privately placed bonds		—		775,362		—		775,362
Factored receivables		1,179,759		19,208		—		1,198,967
Lease receivables		1,393,924		70,096		—		1,464,020
Loans for installment credit		1,917,132		—		—		1,917,132

		130,718,974		110,717,813		13,003,523		254,440,310

Proportion (%)		51.38		43.51		5.11		100.00
Less: Allowances		(403,386)		(1,468,237)		(402,495)		(2,274,118)

	~~W~~	130,315,588	~~W~~	109,249,576	~~W~~	12,601,028	~~W~~	252,166,192

(In millions of Korean won)	December 31, 2015
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	119,232,458	~~W~~	93,544,200	~~W~~	—	~~W~~	212,776,658
Loans in foreign currencies		42,413		2,659,902		—		2,702,315
Domestic import usance bills		—		3,445,301		—		3,445,301
Off-shore funding loans		—		584,914		—		584,914
Call loans		—		198,045		—		198,045
Bills bought in Korean won		—		5,257		—		5,257
Bills bought in foreign currencies		—		2,812,217		—		2,812,217
Guarantee payments under payment guarantee		109		26,129		—		26,238
Credit card receivables in Korean won		—		—		12,131,776		12,131,776
Credit card receivables in foreign currencies		—		—		4,149		4,149
Reverse repurchase agreements		—		228,000		—		228,000

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Privately placed bonds		—		822,037		—		822,037
Factored receivables		2,658,457		48,568		—		2,707,025
Lease receivables		1,149,352		61,054		—		1,210,406
Loans for installment credit		1,153,124		—		—		1,153,124

		124,235,913		104,435,624		12,135,925		240,807,462

Proportion (%)		51.59		43.37		5.04		100.00
Less: Allowances		(491,352)		(1,692,313)		(398,350)		(2,582,015)

	~~W~~	123,744,561	~~W~~	102,743,311	~~W~~	11,737,575	~~W~~	238,225,447

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	491,352	~~W~~	1,692,352	~~W~~	398,350	~~W~~	2,582,054
Written-off		(215,375)		(554,801)		(266,744)		(1,036,920)
Recoveries from written-off loans		130,438		89,597		99,207		319,242
Sale and repurchase		(16,677)		(45,247)		—		(61,924)
Provision[1]		14,846		345,815		175,946		536,607
Other changes		(1,198)		(59,471)		(4,264)		(64,933)

Ending	~~W~~	403,386	~~W~~	1,468,245	~~W~~	402,495	~~W~~	2,274,126

(In millions of Korean won)	2015
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	536,959	~~W~~	1,525,152	~~W~~	389,941	~~W~~	2,452,052
Written-off		(269,264)		(551,839)		(264,249)		(1,085,352)
Recoveries from written-off loans		145,663		115,343		104,326		365,332
Sale and repurchase		(3,635)		(35,873)		—		(39,508)
Provision[1]		89,422		414,671		179,899		683,992
Other changes		(59)		10,760		(5,256)		5,445

Ending	~~W~~	499,086	~~W~~	1,478,214	~~W~~	404,661	~~W~~	2,381,961

[1]	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	4,325,798	~~W~~	2,509,783
Financial bonds		4,519,786		3,973,387
Corporate bonds		2,748,215		2,106,163
Asset-backed securities		244,065		316,485
Others		406,579		418,325
Equity securities:
Stocks		41,772		38,124
Beneficiary certificates		589,919		603,769
Others		67,051		69,060

		12,943,185		10,035,096

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		242,625		145,542
Equity securities:
Beneficiary certificates		226,770		195,536
Derivative-linked securities		774,099		797,890

		1,243,494		1,138,968

Total financial assets at fair value through profit or loss	~~W~~	14,186,679	~~W~~	11,174,064

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	6,928,818	~~W~~	3,756,819
Financial bonds		7,747,020		7,241,493
Corporate bonds		4,917,171		4,979,535
Asset-backed securities		2,790,789		5,215,974
Others		513,973		416,842
Equity securities:
Stocks		2,266,390		2,045,381
Equity investments and others		211,835		66,246
Beneficiary certificates		4,255,971		1,264,941

		29,631,967		24,987,231

Held-to-maturity financial assets
Debts securities:
Government and public bonds		2,178,817		2,592,221
Financial bonds		2,182,997		1,863,810
Corporate bonds		3,915,164		5,529,595
Asset-backed securities		3,710,884		4,163,902

		11,987,862		14,149,528

Total financial investments	~~W~~	41,619,829	~~W~~	39,136,759

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

The impairment losses and the reversal of impairment losses in financial investments for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(7,336)	~~W~~	—	~~W~~	(7,336)

(In millions of Korean won)	2015
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(218,359)	~~W~~	—	~~W~~	(218,359)

12. Investments in Associates

Investments in associates as of September 30, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	September 30, 2016
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd.[1]	33.29	~~W~~	882,134	~~W~~	1,228,051	~~W~~	1,227,075	Non-life insurance	Korea
Hyundai Securities Co., Ltd.[2]	29.62		1,349,150		1,016,932		1,459,527	Investment finance	Korea
Balhae Infrastructure Fund[3]	12.61		130,189		131,714		131,714	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[3]	9.00		4,500		4,591		4,591	Credit information	Korea
JSC Bank CenterCredit
Ordinary share[4]	29.56		954,104		(33,690)		—	Banking	Kazakhstan
Preference share[4]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)[12]	50.00		25,985		25,149		24,763	Investment finance	Korea
Shinla Construction Co., Ltd.[11]	20.24		—		(545)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		130,775		127,305	Investment finance	Korea
Incheon Bridge Co., Ltd.[3]	14.99		24,677		328		328	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		30,600		31,578		31,578	Investment finance	Korea
Terra Co., Ltd.[11]	24.06		—		44		28	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[11]	22.89		—		(533)		195	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[11]	42.88		—		(423)		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[11]	35.63		—		(54)		—	Manufacture of metal products	Korea
Myungwon Tech Co., Ltd.[11]	25.62		—		(467)		—	Manufacture of automobile parts	Korea
Shinhwa Underwear Co., Ltd.[11]	26.24		—		(138)		104	Manufacture of underwears and sleepwears	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Dpaps Co., Ltd.[11]	38.62		—		151		—	Wholesale of paper products	Korea
Ejade Co., Ltd.[11]	25.67		—		(520)		—	Wholesale of underwears	Korea
Kendae Co., Ltd.[11]	41.01		—		(351)		—	Screen printing	Korea
Jaeyang Industry Co., Ltd.[11]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,671		20,258	Investment finance	Korea
KBIC Private Equity Fund No. 3[3]	2.00		2,050		2,386		2,386	Investment finance	Korea
HIMS Co., Ltd.[13]	—		—		—		—	Semiconductor equipment manufacturing	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		685		2,000	Research and experimental development on medical sciences and pharmacy	Korea
KB-Glenwood Private Equity Fund[3]	0.03		10		10		10	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company[3,8]	0.10		10		19		19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[3,9]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[3,10]	0.19		10		20		20	SPAC	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		12,376		7,562	Installment loan	Korea

		~~W~~	3,549,123	~~W~~	2,568,268	~~W~~	3,039,494

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(in millions of Korean won)	December 31, 2015
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd.[1]	33.29	~~W~~	882,134	~~W~~	1,077,380	~~W~~	1,077,014	Non-life insurance	Korea
Balhae Infrastructure Fund[3]	12.61		125,462		128,275		128,275	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[3]	9.00		4,500		4,580		4,580	Credit information	Korea
UAMCO., Ltd.[3]	17.50		85,050		125,822		129,707	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[4]	29.56		954,104		(21,990)		—	Banking	Kazakhstan
Preference share[4]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)[12]	50.00		26,885		25,895		25,508	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[3]	17.73		172,441		187,596		183,117	Other finance	Korea
Shinla Construction Co., Ltd.[11]	20.24		—		(518)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		131,011		127,539	Investment finance	Korea
Incheon Bridge Co., Ltd.[3]	14.99		24,677		(1,879)		—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	25.00		30,950		29,090		28,470	Investment finance	Korea
Terra Co., Ltd.[11]	24.06		—		37		21	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[11]	22.89		—		(580)		149	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[11]	42.88		—		87		33	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[11]	35.63		—		(47)		—	Manufacture of metal products	Korea
Myungwon Tech Co., Ltd.[11]	25.62		—		(447)		—	Manufacture of automobile parts	Korea
Shinhwa Underwear Co., Ltd.[11]	26.24		—		(186)		56	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[11]	38.62		—		339		—	Wholesale of paper products	Korea
Ejade Co., Ltd.[11]	25.67		—		591		—	Wholesale of underwears	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,328		19,915	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

NPS KBIC Private Equity Fund No. 1[3]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[3]	2.00		2,050		2,348		2,348	Investment finance	Korea
Sawnics Co., Ltd.	26.93		1,500		1,397		1,397	Manufacture of mobile phone parts	Korea
KB-Glenwood Private Equity Fund[3]	0.03		10		10		10	Investment finance	Korea
KB No.5 Special Purpose Acquisition Company[3,5]	0.19		10		20		20	Special Purpose Acquisition Company	Korea
KB No.6 Special Purpose Acquisition Company[3,6]	0.25		40		78		78	Special Purpose Acquisition Company	Korea
KB No.7 Special Purpose Acquisition Company[3,7]	0.93		50		88		88	Special Purpose Acquisition Company	Korea
KB No.8 Special Purpose Acquisition Company[3,8]	0.10		10		19		19	Special Purpose Acquisition Company	Korea
KB No.9 Special Purpose Acquisition Company[3]	4.97		16		15		15	Special Purpose Acquisition Company	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		9,481		9,481	Installment loan	Korea

		~~W~~	2,456,962	~~W~~	1,718,840	~~W~~	1,737,840

[1]	The market value of KB Insurance Co., Ltd., reflecting the quoted market price, as of September 30, 2016 and December 31, 2015, amounts to ~~W~~544,258 million and ~~W~~583,205 million.
[2]	The market value of Hyundai Securities Co., Ltd. reflecting the quoted market price, as of September 30, 2016 amounts to ~~W~~501,188 million.
[3]	As of September 30, 2016 and December 31, 2015, the Group is represented in the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.
[4]	Market values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of September 30, 2016 and December 31, 2015, are ~~W~~23,711 million and ~~W~~21,863 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method accounting is applied on the basis of single ownership ratio of 41.93%, which is calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.
[5]	The market value of KB No.5 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ~~W~~20 million.
[6]	The market value of KB No.6 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ~~W~~74 million.
[7]	The market value of KB No.7 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ~~W~~102 million.
[8]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2016 and December 31, 2015, amounts to ~~W~~21 million and ~~W~~20 million.
[9]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2016 amounts to ~~W~~31 million.
[10]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2016 amounts to ~~W~~20 million.
[11]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

[12]	Although the Group holds over than a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.
[13]	The ownership ratio, reflecting the potential voting right generated from holding exchangeable bonds of HIMS Co., Ltd. as of September 30, 2016 is 24.13%.

Summarized financial information on major associates, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

	September 30, 2016[1]
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	30,250,281	~~W~~	26,587,738	~~W~~	30,000	~~W~~	3,662,543	~~W~~	826,559	~~W~~	(976)	~~W~~	1,227,075
(additional acquisition 10.70%)		30,376,069		26,618,178		30,000		3,757,891		401,492
Hyundai Securities Co., Ltd. [2]		26,438,045		23,005,351		1,183,063		3,432,694		1,016,932		442,595		1,459,527
Balhae Infrastructure Fund		1,047,180		2,247		1,061,216		1,044,933		131,714		—		131,714
Korea Credit Bureau Co., Ltd.		61,925		10,918		10,000		51,007		4,591		—		4,591
JSC Bank CenterCredit		3,890,122		3,961,150		546,794		(71,028)		(33,690)		33,690		—
KoFC KBIC Frontier Champ 2010-5(PEF)		50,438		138		51,970		50,300		25,149		(386)		24,763
KB GwS Private Securities Investment Trust		489,487		497		425,814		488,990		130,775		(3,470)		127,305
Incheon Bridge Co., Ltd.		666,697		664,508		164,621		2,189		328		—		328
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		127,084		773		122,400		126,311		31,578		—		31,578
KB Star office Private real estate Investment Trust No.1		220,624		122,438		95,000		98,186		20,671		(413)		20,258
KBIC Private Equity Fund No. 3		119,375		65		102,500		119,310		2,386		—		2,386
KB-Glenwood Private Equity Fund		30,558		3,011		31,100		27,547		10		—		10
KB No.8 Special Purpose Acquisition Company		22,655		2,298		1,031		20,357		19		—		19

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

KB No.9 Special Purpose Acquisition Company	29,578	2,490	1,382	27,088	31	—	31
KB No.10 Special Purpose Acquisition Company[4]	11,989	1,792	10,021	10,197	20	—	20
SY Auto Capital Co., Ltd.	60,486	35,228	20,000	25,258	12,376	(4,814)	7,562

(In millions of Korean won)	September 30, 2016[1]
	Operating income		Profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	8,526,187	~~W~~	208,995	~~W~~	266,302	~~W~~	475,297	~~W~~	7,989
(additional acquisition 10.70%)		8,554,149		237,540		241,900		479,440
Hyundai Securities Co., Ltd.[2,3]		1,088,599		26,851		(8,466)		18,385		—
Balhae Infrastructure Fund		41,460		34,640		—		34,640		5,654
Korea Credit Bureau Co., Ltd.		35,792		601		—		601		135
JSC Bank CenterCredit		117,887		(37,437)		4,372		(33,065)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		1,149		168		313		481		—
KB GwS Private Securities Investment Trust		27,377		26,634		—		26,634		7,355
Incheon Bridge Co., Ltd.		74,638		14,780		—		14,780		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		14,461		10,692		735		11,427		—
KB Star office Private real estate Investment Trust No.1		12,676		5,658		—		5,658		848
KBIC Private Equity Fund No. 3		2,067		1,861		—		1,861		—
KB-Glenwood Private Equity Fund		—		(349)		—		(349)		—
KB No.8 Special Purpose Acquisition Company		—		196		276		472		—
KB No.9 Special Purpose Acquisition Company		—		43		25,393		25,436		—
SY Auto Capital Co., Ltd.		19,211		5,908		—		5,908		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	Initial acquisition and additional acquisition are accomplished as of May 31, 2016, and June 24, 2016 and the deemed acquisition date is June 30, 2016, identically. The unrealized gain of Hyundai Securities Co., Ltd. amounting to ~~W~~442,595 million is the goodwill due to the initial acquisition.
[3]	Hyundai Securities Co., Ltd. was classified as an associate as of June 30, 2016; therefore, the details of profit or loss in the three-month period ended September 30, 2016 are disclosed.
[4]	The details of profit or loss are not disclosed as KB No.10 Special Purpose Acquisition Company is classified as an associate as of September 30, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	29,007,556	~~W~~	25,769,760	~~W~~	30,000	~~W~~	3,237,796	~~W~~	724,599	~~W~~	(366)	~~W~~	1,077,014
(additional acquisition 10.70%)		29,127,877		25,798,877		30,000		3,329,000		352,781
Balhae Infrastructure Fund		1,019,844		2,198		1,021,953		1,017,646		128,275		—		128,275
Korea Credit Bureau Co., Ltd.		63,960		13,076		10,000		50,884		4,580		—		4,580
UAMCO., Ltd.		4,068,353		3,331,647		2,430		736,706		125,822		3,885		129,707
JSC Bank CenterCredit		4,672,327		4,710,972		546,794		(38,645)		(21,990)		21,990		—
KoFC KBIC Frontier Champ 2010-5(PEF)		51,934		145		53,770		51,789		25,895		(387)		25,508
United PF 1st Recovery Private Equity Fund		1,088,325		30,390		973,258		1,057,935		187,596		(4,479)		183,117
KB GwS Private Securities Investment Trust		490,606		741		425,814		489,865		131,011		(3,472)		127,539
Incheon Bridge Co., Ltd.		696,390		708,926		164,621		(12,536)		(1,879)		1,879		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2		117,473		1,112		123,800		116,361		29,090		(620)		28,470
KB Star office Private real estate Investment Trust No.1		218,308		121,749		95,000		96,559		20,328		(413)		19,915
NPS KBIC Private Equity Fund No. 1		141		146		—		(5)		—		—		—
KBIC Private Equity Fund No. 3		117,535		87		102,500		117,448		2,348		—		2,348
KB-Glenwood Private Equity Fund		30,558		2,661		31,100		27,897		10		—		10
KB No.5 Special Purpose Acquisition Company		12,576		2,140		522		10,436		20		—		20
KB No.6 Special Purpose Acquisition Company		34,792		3,673		1,600		31,119		78		—		78
KB No.7 Special Purpose Acquisition Company		10,446		1,145		535		9,301		88		—		88
KB No.8 Special Purpose Acquisition Company		22,380		2,495		1,031		19,885		19		—		19
KB No.9 Special Purpose Acquisition Company		2,992		2,689		32		303		15		—		15
SY Auto Capital Co., Ltd.		19,609		259		20,000		19,350		9,481		—		9,481

(In millions of Korean won)	September 30, 2015[1]
	Operating income		Profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Associates
KB Insurance Co., Ltd.[2]	~~W~~	2,946,875	~~W~~	47,301	~~W~~	50,165	~~W~~	97,466	~~W~~	—
Balhae Infrastructure Fund		35,712		29,294		—		29,294		4,926
Korea Credit Bureau Co., Ltd.		32,869		1,976		—		1,976		—
UAMCO., Ltd.		359,236		54,557		(13)		54,544		—
JSC Bank CenterCredit		264,591		(24,201)		(30,012)		(54,213)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		8,720		7,178		(778)		6,400		—

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

United PF 1st Recovery Private Equity Fund	70,053	15,468	—	15,468	—
KB GwS Private Securities Investment Trust	28,904	28,151	—	28,151	7,086
Incheon Bridge Co., Ltd.	56,187	(8,431)	—	(8,431)	—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	8,021	(886)	6,206	5,320	—
KB Star Office Private Real Estate Investment Trust	11,581	5,326	—	5,326	877
NPS KBIC Private Equity Fund No. 1	—	(11)	—	(11)	—
KBIC Private Equity Fund No. 3	2,465	2,234	—	2,234	—
KB-Glenwood Private Equity Fund	—	(3)	—	(3)	—
KB No.5 Special Purpose Acquisition Company	—	88	—	88	—
KB No.6 Special Purpose Acquisition Company	—	745	—	745	—
KB No.7 Special Purpose Acquisition Company	—	(34)	—	(34)	—
KB No.8 Special Purpose Acquisition Company	—	(386)	—	(386)	—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	KB Insurance Co., Ltd. was classified as an associate as of June 30, 2015; therefore, the details of profit or loss in the three-month period ended September 30, 2015 are disclosed.

Changes in investments in associates for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	1,077,014	~~W~~	—	~~W~~	—	~~W~~	(7,989)	~~W~~	72,013	~~W~~	86,037	~~W~~	—	~~W~~	1,227,075
Hyundai Securities Co., Ltd.[1]		—		1,349,150		—		—		112,885		(2,508)		—		1,459,527
Balhae Infrastructure Fund		128,275		4,727		—		(5,654)		4,366		—		—		131,714
Korea Credit Bureau Co., Ltd.		4,580		—		—		(135)		146		—		—		4,591
UAMCO., Ltd.		129,707		—		(101,740)		(26,961)		(1,006)		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		25,508		—		(900)		—		(1)		156		—		24,763
United PF 1st Recovery Private Equity Fund		183,117		—		(190,863)		—		7,746		—		—		—
KB GwS Private Securities Investment Trust		127,539		—		—		(7,355)		7,121		—		—		127,305
Incheon Bridge Co., Ltd.		—		—		—		—		328		—		—		328
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		28,470		3,750		(4,100)		—		3,501		(43)		—		31,578
Terra Co., Ltd.		21		—		—		—		7		—		—		28

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

MJT&I Co., Ltd.		149		—		—		—		46		—		—		195
Jungdong Steel Co., Ltd.		33		—		—		—		(33)		—		—		—
Shinhwa Underwear Co., Ltd.		56		—		—		—		48		—		—		104
KB Star office Private real estate Investment Trust No.1		19,915		—		—		(848)		1,191		—		—		20,258
KBIC Private Equity Fund No.[3]		2,348		—		—		—		38		—		—		2,386
Sawnics Co., Ltd.		1,397		—		(1,223)		—		(174)		—		—		—
RAND Bio Science Co., Ltd.		—		2,000		—		—		—		—		—		2,000
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB No.5 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.6 Special Purpose Acquisition Company		78		—		(78)		—		—		—		—		—
KB No.7 Special Purpose Acquisition Company		88		—		(88)		—		—		—		—		—
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.9 Special Purpose Acquisition Company[2]		15		4,082		(4,074)		—		—		—		8		31
KB No.10 Special Purpose Acquisition Company[3]		—		10		—		—		—		—		10		20
SY Auto Capital Co., Ltd.		9,481		—		—		—		(1,919)		—		—		7,562

	~~W~~	1,737,840	~~W~~	1,363,719	~~W~~	(303,086)	~~W~~	(48,942)	~~W~~	206,303	~~W~~	83,642	~~W~~	18	~~W~~	3,039,494

[1]	Gain on valuation of equity-method investments amounting to ~~W~~104,931 million of Hyundai Securities Co., Ltd. was recognized due to gains on bargain purchase from additional acquisition.
[2]	Other gain of KB No.9 Special Purpose Acquisition Company amounting to ~~W~~8 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Other gain of KB No.10 Special Purpose Acquisition Company amounting to ~~W~~10 million represents the changes in interests due to unequal share capital increase in the associate.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	2015
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income (loss)		Others		Ending
Associates
KB Insurance Co., Ltd.[1]	~~W~~	—	~~W~~	650,703	~~W~~	—	~~W~~	—	~~W~~	22,519	~~W~~	11,333	~~W~~	—	~~W~~	684,555
Balhae Infrastructure Fund		125,119		2,839		—		(4,926)		3,692		—		—		126,724
Korea Credit Bureau Co., Ltd.		4,222		—		—		—		256		—		—		4,478
UAMCO., Ltd.		121,182		—		—		—		6,763		—		—		127,945
JSC Bank CenterCredit		29,279		—		—		—		(7,119)		(22,160)		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		23,559		—		(350)		—		6,848		(1,418)		—		28,639
United PF 1st Recovery Private Equity Fund		198,089		—		(19,028)		—		3,211		—		—		182,272
KB GwS Private Securities Investment Trust		124,074		—		—		(7,086)		7,529		—		—		124,517
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		22,329		7,450		—		—		(375)		2,008		—		31,412
CH Engineering Co., Ltd.		20		—		—		—		(20)		—		—		—
Terra Co., Ltd.		—		—		—		—		21		—		—		21
MJT&I Co., Ltd.		—		—		—		—		149		—		—		149
Jungdong Steel Co., Ltd.		—		—		—		—		33		—		—		33
Shinhwa Underwear Co., Ltd.		—		—		—		—		56		—		—		56
KB Star office Private real estate Investment Trust No.1		19,989		—		—		(877)		1,041		—		—		20,153
KBIC Private Equity Fund No. 3		2,287		—		—		—		45		—		—		2,332
Sawnics Co., Ltd.		—		1,500		—		—		—		—		—		1,500
E-clear International Co., Ltd.		—		600		—		—		—		—		—		600
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB No.3 Special Purpose Acquisition Company		39		—		—		—		—		(19)		(20)		—
KB No.4 Special Purpose Acquisition Company		38		—		—		—		—		2		(40)		—
KB No.5 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

KB No.6 Special Purpose Acquisition Company		77		—		—		—		2		(1)		—		78
KB No.7 Special Purpose Acquisition Company[2]		—		50		—		—		(1)		—		38		87
KB No.8 Special Purpose Acquisition Company[3]		—		10		—		—		(1)		—		10		19

	~~W~~	670,332	~~W~~	663,152	~~W~~	(19,378)	~~W~~	(12,889)	~~W~~	44,649	~~W~~	(10,255)	~~W~~	(12)	~~W~~	1,335,599

[1]	Gain on valuation of equity-method investments amounting to ~~W~~11,832 million of KB Insurance Co., Ltd. was recognized due to reversal on negative goodwill.
[2]	Gain on others in KB No.7 Special Purpose Acquisition Company amounting to ~~W~~38 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Gain on others in KB No.8 Special Purpose Acquisition Company amounting to ~~W~~10 million represents the changes in interests due to unequal share capital increase in the associate.

13. Property and Equipment, and Investment Properties

Details of property and equipment as of September 30, 2016 and December 31, 2015, are as follows:

	September 30, 2016
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,092,532	~~W~~	—	~~W~~	(1,018)	~~W~~	2,091,514
Buildings		1,366,152		(430,521)		(5,859)		929,772
Leasehold improvements		667,972		(599,171)		—		68,801
Equipment and vehicles		1,583,791		(1,416,427)		—		167,364
Construction in progress		64,607		—		—		64,607
Financial lease assets		33,505		(19,351)		—		14,154

	~~W~~	5,808,559	~~W~~	(2,465,470)	~~W~~	(6,877)	~~W~~	3,336,212

	December 31, 2015
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,081,704	~~W~~	—	~~W~~	(1,018)	~~W~~	2,080,686
Buildings		1,351,011		(408,339)		(5,859)		936,813
Leasehold improvements		629,956		(575,112)		—		54,844
Equipment and vehicles		1,640,777		(1,446,285)		—		194,492
Construction in progress		635		—		—		635
Financial lease assets		33,505		(13,592)		—		19,913

	~~W~~	5,737,588	~~W~~	(2,443,328)	~~W~~	(6,877)	~~W~~	3,287,383

Details of investment property as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	108,107	~~W~~	—	~~W~~	(738)	~~W~~	107,369
Buildings		89,867		(11,246)		—		78,621

	~~W~~	197,974	~~W~~	(11,246)	~~W~~	(738)	~~W~~	185,990

(In millions of Korean won)	December 31, 2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	125,291	~~W~~	—	~~W~~	(738)	~~W~~	124,553
Buildings		97,676		(10,414)		—		87,262

	~~W~~	222,967	~~W~~	(10,414)	~~W~~	(738)	~~W~~	211,815

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

14. Intangible Assets

Details of intangible assets as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		990,245		(752,486)		(19,240)		218,519

	~~W~~	1,321,952	~~W~~	(752,486)	~~W~~	(88,555)	~~W~~	480,911

(In millions of Korean won)	December 31, 2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		935,686		(705,039)		(26,211)		204,436

	~~W~~	1,267,393	~~W~~	(705,039)	~~W~~	(95,526)	~~W~~	466,828

Details of goodwill as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016				December 31, 2015
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

	~~W~~	331,707	~~W~~	262,392	~~W~~	331,707	~~W~~	262,392

Details of intangible assets, excluding goodwill, as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	4,555	~~W~~	(1,425)	~~W~~	—	~~W~~	3,130
Software		722,707		(631,517)		—		91,190
Other intangible assets		221,282		(106,867)		(19,240)		95,175
Finance leases assets		41,701		(12,677)		—		29,024

	~~W~~	990,245	~~W~~	(752,486)	~~W~~	(19,240)	~~W~~	218,519

(In millions of Korean won)	December 31, 2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,497	~~W~~	(1,177)	~~W~~	—	~~W~~	320
Software		675,490		(600,481)		—		75,009
Other intangible assets		217,213		(96,186)		(26,211)		94,816
Finance leases assets		41,486		(7,195)		—		34,291

	~~W~~	935,686	~~W~~	(705,039)	~~W~~	(26,211)	~~W~~	204,436

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Assets		Liabilities		Net amount
Other provisions	~~W~~	95,806	~~W~~	—	~~W~~	95,806
Allowances for loan losses		1,083		—		1,083
Impairment losses on property and equipment		5,663		(358)		5,305
Interest on equity index-linked deposits		39		—		39
Share-based payments		9,276		—		9,276
Provisions for guarantees		30,465		—		30,465
Losses(gains) from valuation on derivative financial instruments		8,830		(17,527)		(8,697)
Present value discount		10,149		(7,911)		2,238
Losses(gains) from fair value hedged item		9,216		—		9,216
Accrued interest		—		(73,744)		(73,744)
Deferred loan origination fees and costs		1,631		(153,401)		(151,770)
Gains from revaluation		—		(273,933)		(273,933)
Investments in subsidiaries and others		10,689		(101,383)		(90,694)
Derivative-linked securities		886,317		(907,054)		(20,737)
Others		679,982		(401,355)		278,627

		1,749,146		(1,936,666)		(187,520)

Offsetting of deferred income tax assets and liabilities		(1,743,940)		1,743,943		3

	~~W~~	5,206	~~W~~	(192,723)	~~W~~	(187,517)

(In millions of Korean won)	December 31, 2015
	Assets		Liabilities		Net amount
Other provisions	~~W~~	108,757	~~W~~	—	~~W~~	108,757
Allowances for loan losses		1,229		—		1,229
Impairment losses on property and equipment		5,197		(358)		4,839
Interest on equity index-linked deposits		69		—		69
Share-based payments		8,601		—		8,601
Provisions for guarantees		38,225		—		38,225
Losses(gains) from valuation on derivative financial instruments		28,736		(31,214)		(2,478)
Present value discount		11,290		(9,133)		2,157
Losses(gains) from fair value hedged item		2,876		—		2,876
Accrued interest		—		(81,893)		(81,893)
Deferred loan origination fees and costs		5,851		(152,390)		(146,539)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		8,543		(96,188)		(87,645)
Derivative-linked securities		747,844		(779,751)		(31,907)
Others		669,750		(381,964)		287,786

		1,636,968		(1,807,838)		(170,870)
Offsetting of deferred income tax assets and liabilities		(1,628,595)		1,628,595		—

	~~W~~	8,373	~~W~~	(179,243)	~~W~~	(170,870)

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

16. Assets Held for Sale

Details of assets held for sale as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	33,055	~~W~~	(9,753)	~~W~~	23,302	~~W~~	24,580
Buildings held for sale		40,388		(16,655)		23,733		24,063

	~~W~~	73,443	~~W~~	(26,408)	~~W~~	47,035	~~W~~	48,643

(In millions of Korean won)	December 31, 2015
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	35,997	~~W~~	(8,531)	~~W~~	27,466	~~W~~	28,659
Buildings held for sale		37,115		(15,953)		21,162		21,621

	~~W~~	73,112	~~W~~	(24,484)	~~W~~	48,628	~~W~~	50,280

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

17. Other Assets

Details of other assets as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Other financial assets
Other receivables	~~W~~	7,255,419	~~W~~	3,652,481
Accrued income		1,148,215		1,163,368
Guarantee deposits		1,184,230		1,204,474
Domestic exchange settlement debits		516,927		2,145,654
Others		28,119		52,258
Less: Allowances for loan losses		(73,357)		(308,699)
Less: Present value discount		(2,193)		(1,596)

		10,057,360		7,907,940

Other non-financial assets
Other receivables		54,933		5,238
Prepaid expenses		230,717		280,563
Guarantee deposits		4,173		4,232
Insurance assets		124,269		112,489
Separate account assets		878,824		852,648
Others		292,369		236,571
Less: Allowances on other asset		(24,240)		(23,977)

		1,561,045		1,467,764

	~~W~~	11,618,405	~~W~~	9,375,704

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Changes in allowances for loan losses on other assets for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	308,699	~~W~~	23,977	~~W~~	332,676
Written-off		(270,830)		(536)		(271,366)
Provision		1,857		799		2,656
Others		33,631		—		33,631

Ending	~~W~~	73,357	~~W~~	24,240	~~W~~	97,597

(In millions of Korean won)	2015
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	347,918	~~W~~	23,294	~~W~~	371,212
Written-off		(45,895)		(83)		(45,978)
Provision		2,569		93		2,662
Others		2,103		—		2,103

Ending	~~W~~	306,695	~~W~~	23,304	~~W~~	329,999

18. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Financial liabilities held for trading
Securities sold	~~W~~	703,888	~~W~~	517,458
Other		67,465		69,465

		771,353		586,923

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		2,998,913		2,387,681

Total financial liabilities at fair value through profit or loss	~~W~~	3,770,266	~~W~~	2,974,604

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

19. Deposits

Details of deposits as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Demand deposits
Demand deposits in Korean won	~~W~~	99,278,162	~~W~~	91,678,321
Demand deposits in foreign currencies		5,635,793		4,147,646

		104,913,955		95,825,967

Time deposits
Time deposits in Korean won		122,117,417		120,225,483
Fair value adjustments on valuation of fair value hedged items		6		(201)

		122,117,423		120,225,282

Time deposits in foreign currencies		4,043,157		3,623,160
Fair value adjustments on valuation of fair value hedged items		(6,120)		(17,671)

		4,037,037		3,605,489

		126,154,460		123,830,771

Certificates of deposits		3,491,034		4,611,447

Total deposits	~~W~~	234,559,449	~~W~~	224,268,185

20. Debts

Details of debts as of September 30, 2016 and December 31, 2015, consist of:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Borrowings	~~W~~	11,912,857	~~W~~	12,304,226
Repurchase agreements and others		2,555,363		1,845,611
Call money		2,013,011		2,090,906

	~~W~~	16,481,231	~~W~~	16,240,743

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of borrowings as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	September 30, 2016		December 31, 2015
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	~~W~~	1,670,326	~~W~~	1,421,375
	Borrowings from the government	Korea Energy Agency and others	0.00~3.00		1,241,723		1,156,670
	Borrowings from banking institutions	Industrial Bank of Korea	—		—		180
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~2.70		399,495		374,369
	Other borrowings	Korea Gas Safety Corporation and others	0.00~7.50		3,495,209		3,360,593

					6,806,753		6,313,187

Borrowings in foreign currencies	Due to banks	Bank of America and others	—		972		9,884
	Borrowings from banking institutions	Commerzbank and others	0.00~3.20		3,437,936		3,530,562
	Other borrowings from financial institutions	The Export-Import Bank of Korea and others	1.19~2.03		111,855		212,507
	Other borrowings	Standard Chartered Bank and others	—		1,555,341		2,238,086

					5,106,104		5,991,039

				~~W~~	11,912,857	~~W~~	12,304,226

21. Debentures

Details of debentures as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Annual interest rate (%)	September 30, 2016		December 31, 2015
Debentures in Korean won
Structured debentures	0.29~6.70	~~W~~	337,760	~~W~~	909,788
Subordinated fixed rate debentures in Korean won	3.08~5.70		3,776,900		4,586,829
Fixed rate debentures in Korean won	1.29~5.04		25,067,214		22,500,223
Floating rate debentures in Korean won	1.36~1.81		1,088,000		448,000

			30,269,874		28,444,840
Fair value adjustments on fair value hedged financial debentures in Korean won			32,998		40,171
Less: Discount on debentures in Korean won			(19,477)		(17,740)

			30,283,395		28,467,271

Debentures in foreign currencies
Floating rate debentures	1.31~1.91		1,512,894		1,829,124
Fixed rate debentures	0.98~3.63		2,795,565		2,325,537

			4,308,459		4,154,661
Fair value adjustments on fair value hedged debentures in foreign currencies			11,201		(10,416)
Less: Discount or premium on debentures in foreign currencies			(12,666)		(10,913)

			4,306,994		4,133,332

		~~W~~	34,590,389	~~W~~	32,600,603

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Changes in debentures based on face value for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	909,788	~~W~~	—	~~W~~	(572,028)	~~W~~	—	~~W~~	337,760
Subordinated fixed rate debentures in Korean won		4,586,829		—		(809,929)		—		3,776,900
Fixed rate debentures in Korean won		22,500,223		69,488,800		(66,921,809)		—		25,067,214
Floating rate debentures in Korean won		448,000		680,000		(40,000)		—		1,088,000

		28,444,840		70,168,800		(68,343,766)		—		30,269,874

Debentures in foreign currencies
Floating rate debentures		1,829,124		32,889		(233,673)		(115,446)		1,512,894
Fixed rate debentures		2,325,537		1,096,300		(481,534)		(144,738)		2,795,565

		4,154,661		1,129,189		(715,207)		(260,184)		4,308,459

	~~W~~	32,599,501	~~W~~	71,297,989	~~W~~	(69,058,973)	~~W~~	(260,184)	~~W~~	34,578,333

(In millions of Korean won)	2015
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,239,238	~~W~~	120,000	~~W~~	(449,300)	~~W~~	—	~~W~~	909,938
Subordinated fixed rate debentures in Korean won		4,761,124		—		(97,744)		—		4,663,380
Fixed rate debentures in Korean won		18,839,553		48,966,300		(46,611,520)		—		21,194,333
Floating rate debentures in Korean won		1,133,000		—		(561,000)		—		572,000

		25,972,915		49,086,300		(47,719,564)		—		27,339,651

Debentures in foreign currencies
Floating rate debentures		1,648,175		179,565		(85,876)		152,475		1,894,339
Fixed rate debentures		1,578,980		155,734		(72,927)		134,397		1,796,184

		3,227,155		335,299		(158,803)		286,872		3,690,523

	~~W~~	29,200,070	~~W~~	49,421,599	~~W~~	(47,878,367)	~~W~~	286,872	~~W~~	31,030,174

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

22. Provisions

Details of provisions as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Provisions for unused loan commitments	~~W~~	197,861	~~W~~	195,385
Provisions for payment guarantees		125,969		158,454
Provisions for financial guarantee contracts		974		3,809
Provisions for restoration cost		75,217		75,351
Others		131,213		174,861

	~~W~~	531,234	~~W~~	607,860

Changes in provisions for unused loan commitments, payment guarantees for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	195,385	~~W~~	158,454	~~W~~	353,839
Effects of changes in foreign exchange rate		(715)		(1,392)		(2,107)
Provision(reversal)		3,191		(31,093)		(27,902)

Ending	~~W~~	197,861	~~W~~	125,969	~~W~~	323,830

(In millions of Korean won)	2015
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	209,964	~~W~~	207,927	~~W~~	417,891
Effects of changes in foreign exchange rate		1,163		8,318		9,481
Provision(reversal)		(22,610)		(39,750)		(62,360)

Ending	~~W~~	188,517	~~W~~	176,495	~~W~~	365,012

Changes in provisions for financial guarantee contracts for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	3,809	~~W~~	2,718
Provision (Reversal)		(2,835)		196

Ending	~~W~~	974	~~W~~	2,914

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Changes in provisions for restoration cost for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Beginning	~~W~~	75,351	~~W~~	73,442
Provision		2,979		2,022
Reversal		(55)		(362)
Used		(4,362)		(3,760)
Unwinding of discount		1,304		1,554

Ending	~~W~~	75,217	~~W~~	72,896

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,630	~~W~~	41,091	~~W~~	71,240	~~W~~	69	~~W~~	53,831	~~W~~	174,861
Increase		18,083		18,429		780		431		9,327		47,050
Decrease		(18,697)		(16,993)		(50,259)		(145)		(4,604)		(90,698)

Ending	~~W~~	8,016	~~W~~	42,527	~~W~~	21,761	~~W~~	355	~~W~~	58,554	~~W~~	131,213

(In millions of Korean won)
	2015
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	11,274	~~W~~	33,996	~~W~~	24,506	~~W~~	50,520	~~W~~	120,296
Increase		17,464		12,012		13,994		43,434		86,904
Decrease		(19,238)		(15,065)		(10,643)		(7,480)		(52,426)

Ending	~~W~~	9,500	~~W~~	30,943	~~W~~	27,857	~~W~~	86,474	~~W~~	154,774

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using data; such as, interest rates, future salary increase rate, and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the net defined benefit liabilities for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,413,600	~~W~~	(1,340,403)	~~W~~	73,197
Current service cost		140,130		—		140,130
Interest cost		26,133		(24,790)		1,343
Past service cost		833		—		833
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		8,767		8,767
Contributions		—		(2,465)		(2,465)
Payments from plans (benefit payments)		(49,334)		49,334		—
Payments from the Group		(5,033)		—		(5,033)
Transfer in		4,387		(4,325)		62
Transfer out		(4,721)		4,696		(25)
Effect of exchange rate changes		37		—		37

Ending	~~W~~	1,526,032	~~W~~	(1,309,186)	~~W~~	216,846

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,271,078	~~W~~	(1,195,394)	~~W~~	75,684
Current service cost		138,690		—		138,690
Interest cost (income)		28,307		(26,642)		1,665
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		8,943		8,943
Actuarial gains and losses by changes in demographic assumptions		(2,335)		—		(2,335)
Actuarial gains and losses by changes in financial assumptions		1,052		—		1,052
Contributions		—		(1,425)		(1,425)
Payments from plans (benefit payments)		(90,924)		90,924		—
Payments from the Group		(5,223)		—		(5,223)
Transfer in		5,894		(5,782)		112
Transfer out		(5,931)		5,925		(6)
Effect of exchange rate changes		29		—		29
Others		8		—		8

Ending	~~W~~	1,340,645	~~W~~	(1,123,451)	~~W~~	217,194

Details of the net defined benefit liabilities as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Present value of defined benefit obligation	~~W~~	1,526,032	~~W~~	1,413,600
Fair value of plan assets		(1,309,186)		(1,340,403)

Net defined benefit liabilities	~~W~~	216,846	~~W~~	73,197

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Current service cost	~~W~~	140,130	~~W~~	138,690
Past service cost		833		—
Net interest expenses of net defined benefit liabilities		1,343		1,665

Post-employment benefits[1]	~~W~~	142,306	~~W~~	140,355

[1]	Post-employment benefits amounting to ~~W~~1,035 million and ~~W~~858 million for the nine-month periods ended September 30, 2016 and 2015, respectively, are recognized as other operating expense in the statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

24. Other Liabilities

Details of other liabilities as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Other financial liabilities
Other payables	~~W~~	10,092,028	~~W~~	5,156,880
Prepaid card and debit card		19,376		18,233
Accrued expenses		2,753,485		2,718,654
Financial guarantee liabilities		22,165		12,446
Deposits for letter of guarantees and others		549,488		501,188
Domestic exchange settlement credits		422,732		127,562
Foreign exchanges settlement credits		147,944		53,367
Borrowings from other business accounts		8,066		47,707
Other payables from trust accounts		4,062,937		2,791,404
Liability incurred from agency relationships		678,082		488,325
Account for agency businesses		698,320		321,557
Dividend payables		476		476
Other payables from factored receivables		—		40,178
Others		5,501		636

		19,460,600		12,278,613

Other non-financial liabilities
Other payables		41,154		80,167
Unearned revenue		157,740		146,798
Accrued expenses		393,541		257,817
Deferred revenue on credit card points		138,238		123,615
Withholding taxes		58,441		115,092
Insurance liabilities		7,229,987		6,924,699
Separate account liabilities		885,512		860,946
Others		117,420		73,887

		9,022,033		8,583,021

	~~W~~	28,482,633	~~W~~	20,861,634

25. Equity

25.1 Share Capital

Details of outstanding shares of the Parent Company as of September 30, 2016 and December 31, 2015, are as follows:

	September 30, 2016		December 31, 2015
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	~~W~~	1,931,758	~~W~~	1,931,758

[1]	In millions of Korean won.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Changes in outstanding shares for the nine-months periods ended September 30, 2016 and 2015, are as follows:

(In number of shares)	2016	2015
Beginning	386,351,693	386,351,693
Decrease	(13,806,975)	—
Ending	372,544,718	386,351,693

25.2 Capital Surplus

Details of capital surplus as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Share premium	~~W~~	12,226,596	~~W~~	12,226,596
Loss on sales of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,738		4,196,458

	~~W~~	15,854,790	~~W~~	15,854,510

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Remeasurements of net defined benefit liabilities	~~W~~	(140,443)	~~W~~	(133,876)
Exchange differences on translating foreign operations		(18,455)		32,990
Change in value of available-for-sale financial assets		790,497		653,130
Change in value of held-to-maturity financial assets		2,126		2,731
Shares of other comprehensive income of associates		(9,509)		(89,081)
Cash flow hedges		(9,417)		(10,173)
Hedges of a net investment in a foreign operation		(18,260)		(25,477)

	~~W~~	596,539	~~W~~	430,244

25.4 Retained Earnings

Details of retained earnings as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Legal reserves[1]	~~W~~	275,860	~~W~~	251,517
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		10,517,437		9,230,592

	~~W~~	11,775,297	~~W~~	10,464,109

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	2,641,178	~~W~~	2,454,463
Non-controlling interests		35,115		28,468

	~~W~~	2,676,293	~~W~~	2,482,931

The adjustments to the regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won, except earnings per share)	2016				2015
	Three months		Nine months		Three months		Nine months
Provision (Reversal) of regulatory reserve for credit losses	~~W~~	(28,470)	~~W~~	186,715	~~W~~	(17,683)	~~W~~	1,348
Adjusted profit after provision of regulatory reserve for credit losses[1]		592,916		1,503,098		432,182		1,349,845
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		1,577		3,954		1,119		3,494
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		1,571		3,936		1,114		3,479

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS, and calculated with the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

25.5 Treasury Shares

Changes in treasury shares outstanding for the nine-month period ended September 30, 2016, are as follows:

(In number of shares and millions of Korean won)	September 30, 2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		—		13,806,975		—		13,806,975
Carrying amount[1]	~~W~~	—	~~W~~	476,076	~~W~~	—	~~W~~	476,076

[1]	The Group has entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ~~W~~800,000 million in order to enhance shareholder value.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

26. Net Interest Income

Details of interest income and interest expense for the three-month and nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	~~W~~	24,921	~~W~~	83,443	~~W~~	36,402	~~W~~	120,184
Loans		2,211,731		6,571,655		2,226,195		6,883,834
Financial investments
Available-for-sale financial assets		105,480		320,762		121,584		372,312
Held-to-maturity financial assets		113,727		354,002		129,969		371,704
Other		25,698		82,603		40,551		104,142

		2,481,557		7,412,465		2,554,701		7,852,176

Interest expenses
Deposits		603,581		1,920,334		719,723		2,359,066
Debts		49,943		151,292		48,263		147,008
Debentures		212,079		644,872		218,128		650,471
Other		15,193		44,281		16,019		58,585

		880,796		2,760,779		1,002,133		3,215,130

Net interest income	~~W~~	1,600,761	~~W~~	4,651,686	~~W~~	1,552,568	~~W~~	4,637,046

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month and nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	~~W~~	44,848	~~W~~	131,215	~~W~~	42,124	~~W~~	125,498
Lending activity fees		21,176		59,042		21,629		65,713
Credit card related fees and commissions		325,912		927,893		306,018		909,767
Debit card related fees and commissions		95,288		273,833		88,369		249,807
Agent activity fees		42,477		133,490		46,865		124,508
Trust and other fiduciary fees		60,485		162,788		64,961		226,442
Fund management related fees		28,661		86,088		27,818		75,739
Guarantee fees		7,894		23,014		7,642		22,271
Foreign currency related fees		22,861		71,760		24,832		71,560
Commissions from transfer agent services		42,386		126,864		42,481		126,393

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Other business account commission on consignment		8,428		24,990		8,622		22,349
Commissions received on securities business		21,457		68,291		24,825		68,241
Lease fees		17,297		45,208		10,242		26,973
Other		37,885		122,120		40,078		116,587

		777,055		2,256,596		756,506		2,231,848

Fee and commission expense
Trading activity related fees[1]		3,637		9,589		4,871		7,959
Lending activity fees		3,756		10,122		9,825		13,613
Credit card related fees and commissions		319,280		900,710		275,593		812,323
Outsourcing related fees		23,222		64,808		20,749		60,103
Foreign currency related fees		3,007		9,881		1,060		8,352
Management fees of written-off loans		928		3,136		973		3,010
Other		47,624		150,310		46,047		152,949

		401,454		1,148,556		359,118		1,058,309

Net fee and commission income	~~W~~	375,601	~~W~~	1,108,040	~~W~~	397,388	~~W~~	1,173,539

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

28. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through Profit or Loss

28.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the three-month and nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Nine months		Three months		Nine months
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	70,870	~~W~~	352,343	~~W~~	128,013	~~W~~	333,837
Equity securities		14,939		46,911		10,633		50,387

		85,809		399,254		138,646		384,224

Derivatives held for trading
Interest rate		143,403		1,004,136		418,094		905,025
Currency		1,946,858		3,396,769		1,562,186		2,420,596
Stock or stock index		117,214		229,520		45,499		131,954
Credit		14,213		31,351		27,763		27,763
Commodity		685		1,595		387		899
Other		561		2,216		(191)		1,288

		2,222,934		4,665,587		2,053,738		3,487,525

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Financial liabilities held for trading		9,272		29,913		19,915		56,784

Other financial instruments		15		188		9		2,120

	~~W~~	2,318,030	~~W~~	5,094,942	~~W~~	2,212,308	~~W~~	3,930,653

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities		23,890		45,389		(3,185)		44,177
Equity securities		3,208		26,620		21,364		39,437

		27,098		72,009		18,179		83,614

Derivatives held for trading
Interest rate		118,307		1,053,289		467,741		973,292
Currency		2,030,841		3,511,182		1,532,447		2,334,041
Stock or stock index		9,981		143,204		244,825		311,406
Credit		12,241		26,714		24,355		24,355
Commodity		619		2,210		450		860
Other		323		517		44		329

		2,172,312		4,737,116		2,269,862		3,644,283

Financial liabilities held for trading		22,045		89,549		41,293		109,648

Other financial instruments		3		169		95		2,191

		2,221,458		4,898,843		2,329,429		3,839,736

Net gains or losses on financial instruments held for trading	~~W~~	96,572	~~W~~	196,099	~~W~~	(117,121)	~~W~~	90,917

28.2 Net Gains or Losses on Financial Instruments Designated at Fair Value Through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Nine months		Three months		Nine months
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	12,468	~~W~~	48,735	~~W~~	20,802	~~W~~	42,350
Financial liabilities designated at fair value through profit or loss		(1,289)		63,192		235,510		267,853

		11,179		111,927		256,312		310,203

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		3,607		17,395		46,247		54,939

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Financial liabilities designated at fair value through profit or loss		106,107		172,741		21,135		68,554

		109,714		190,136		67,382		123,493

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(98,535)	~~W~~	(78,209)	~~W~~	188,930	~~W~~	186,710

29. Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Nine months		Three months		Nine months
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	~~W~~	—	~~W~~	—	~~W~~	246	~~W~~	312
Gain on sale of available-for-sale financial assets		85,555		228,814		62,499		312,119

		85,555		228,814		62,745		312,431

Gain on foreign exchange transactions		832,594		2,911,633		687,012		1,713,199
Income related to insurance		270,940		930,629		367,016		985,336
Dividend income		23,979		93,214		23,098		81,582
Others		68,092		226,461		51,379		206,541

		1,281,160		4,390,751		1,191,250		3,299,089

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		—		—		—		25
Loss on sale of available-for-sale financial assets		4,502		8,061		3,130		7,026
Impairment on available-for-sale financial assets		993		7,336		106,720		218,359

		5,495		15,397		109,850		225,410

Loss on foreign exchanges transactions		698,129		2,637,536		673,189		1,665,760
Expense related to insurance		301,670		1,019,037		390,175		1,065,348
Others		339,710		956,296		333,835		886,967

		1,345,004		4,628,266		1,507,049		3,843,485

Net other operating expenses	~~W~~	(63,844)	~~W~~	(237,515)	~~W~~	(315,799)	~~W~~	(544,396)

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Nine months		Three months		Nine months
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	433,448	~~W~~	1,314,613	~~W~~	419,143	~~W~~	1,339,179
Salaries and short-term employee benefits - others		160,740		576,847		196,821		597,368
Post-employment benefits - defined benefit plans		46,809		141,271		46,520		139,497
Post-employment benefits - defined contribution plans		1,958		6,944		2,124		8,560
Termination benefits		(935)		56,894		(785)		347,376
Share-based payments		13,842		22,192		3,231		13,861

		655,862		2,118,761		667,054		2,445,841

Depreciation and amortization		70,255		192,296		65,346		186,568

Other general and administrative expenses
Rental expense		68,410		203,597		67,747		204,379
Tax and dues		26,236		101,800		30,908		114,168
Communication		8,875		26,865		8,655		27,311
Electricity and utilities		6,977		21,907		7,981		21,407
Publication		4,034		12,734		4,222		13,406
Repairs and maintenance		4,105		11,764		4,274		11,285
Vehicle		2,469		6,789		2,691		7,418
Travel		1,715		5,106		1,648		4,572
Training		4,599		14,945		5,926		15,653
Service fees		29,102		84,536		29,331		82,109
Others		112,254		316,894		103,060		310,177

		268,776		806,937		266,443		811,885

	~~W~~	994,893	~~W~~	3,117,994	~~W~~	998,843	~~W~~	3,444,294

30.2 Share-based Payments

30.2.1 Stock Options

There are no stock options outstanding for the nine-month period ended September 30, 2016. Changes in the number of granted stock options and the weighted average exercise price for the nine-month period ended September 30, 2015, were as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In Korean won, except number of shares)
	September 30, 2015
	Number of granted stock
	Beginning		Expired		Ending		Number of exercisable shares		Exercise price per share		Remaining contractual life(Years)
Series 22		657,498		657,498		—		—	~~W~~	—	—
Series 23		15,246		15,246		—		—		—	—

		672,744		672,744		—		—

Weighted average exercise price	~~W~~	77,268	~~W~~	77,268	~~W~~	—	~~W~~	—

There is no intrinsic value of the vested stock options as of December 31, 2015.

30.2.2 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of September 30, 2016, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions

KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	July 17, 2013	13,209	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 13	Jan. 01, 2015	21,778	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	71,088	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 16	Mar. 18, 2016	12,162	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2013	—	4,009	Satisfied
Deferred grant in 2014	—	10,572	Satisfied
Deferred grant in 2015	—	23,995	Satisfied
Deferred grant in 2016	—	1,378	Satisfied

		227,903

Kookmin Bank
Series 60	Jan. 01, 2015	277,205	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 61	Apr. 14, 2015	8,390	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 62	Jan. 12, 2015	16,505	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 64	July 24, 2015	21,153	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 65	Aug. 26, 2015	13,828	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	Jan. 01, 2016	164,063	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 68	July 05, 2016	9,621	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Deferred grant in 2013	—	22,335	Satisfied

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Deferred grant in 2014	—	70,766	Satisfied
Deferred grant in 2015	—	88,848	Satisfied

		721,106

Other subsidiaries and associate
Stock granted in 2010	—	2,487	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2011	—	3,469	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2012	—	10,224	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2013	—	38,134	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2014	—	82,192	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2015	—	199,439	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2016	—	169,214	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]

		505,159

		1,454,168

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of September 30, 2016).
[2]	Certain portion of the granted shares is compensated over a maximum period of three years from the initial exercise date.
[3]	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

[4]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[5]	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[7]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[8]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[9]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of stock grants linked to short-term performance as of September 30, 2016, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	6,486	Satisfied
Stock granted in 2014	Jan. 01, 2014	16,231	Satisfied
Stock granted in 2015	Jan. 01, 2015	19,943	Satisfied
Stock granted in 2016	Jan. 01, 2016	15,701	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	34,000	Satisfied
Stock granted in 2014	Jan. 01, 2014	109,722	Satisfied
Stock granted in 2015	Jan. 01, 2015	140,999	Satisfied
Stock granted in 2016	Jan. 01, 2016	112,569	Proportional to service period
Other subsidiaries and associate
Stock granted in 2013	—	3,276	Satisfied
Stock granted in 2014	—	49,780	Satisfied
Stock granted in 2015	—	164,509	Satisfied
Stock granted in 2016	—	135,791	Proportional to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

The stock grants are settled over three years.

The accrued expenses representing stock grants, and share-based payments, as of September 30, 2016 and December 31, 2015, are ~~W~~ 63,972 million and ~~W~~ 53,678 million, respectively. The compensation costs amounting to ~~W~~ 22,192 million and ~~W~~ 13,861 million were recognized as an expense for the nine-month periods ended September 30, 2016 and 2015, respectively. There is no intrinsic value of the vested stock options as of September 30, 2016 and December 31, 2015.

Details of Mileage stock as of September 30, 2016, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	Jan. 23, 2016	34,088	0.00~2.32	33,313
	Apr. 29, 2016	24	0.00~2.58	24
	July 07, 2016	186	0.00~2.77	186
	July 18, 2016	767	0.00~2.80	767
	Aug. 03, 2016	97	0.00~2.84	97
	Aug. 17, 2016	31	0.00~2.88	31
	Aug. 30, 2016	165	0.00~2.92	165
	Sept. 06, 2016	187	0.00~2.93	187

		35,545		34,770

[1]	Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.
[2]	The remaining shares are assessed based on the stock price as of September 30, 2016. These shares may be exercised immediately at grant date.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

The accrued expenses for share-based payments in regards to mileage stock as of September 30, 2016, are ~~W~~ 1,316 million. The compensation costs amounting to ~~W~~ 1,316 million were recognized as an expense for the nine-month periods ended September 30, 2016.

31. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Nine months		Three months		Nine months
Other non-operating income
Gain on disposal in property and equipment	~~W~~	187	~~W~~	443	~~W~~	55	~~W~~	347
Rent received		1,605		9,244		6,618		18,869
Others		17,010		59,352		12,894		249,255

		18,802		69,039		19,567		268,471

Other non-operating expenses
Loss on disposal in property and equipment		178		1,502		170		462
Donation		10,552		22,303		5,167		15,733
Restoration cost		308		1,027		60		573
Others		316		19,877		14,534		36,998

		11,354		44,709		19,931		53,766

Net other non-operating income	~~W~~	7,448	~~W~~	24,330	~~W~~	(364)	~~W~~	214,705

32. Income Tax Expense

Income tax expense for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Tax payable
Current tax expense	~~W~~	499,371	~~W~~	407,190
Adjustments recognized in the period for current tax of prior years		33,168		(12,667)

		532,539		394,523

Changes in deferred income tax assets (liabilities)		16,647		(40,589)

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		2,096		1,831
Change in value of available-for-sale financial assets		(39,901)		(5,139)
Change in value of held-to-maturity financial assets		193		258
Share of other comprehensive loss of associates		(4,070)		(3,037)
Cash flow hedges		(133)		105
Hedges of a net investment in a foreign operation		(2,304)		10,829

		(44,119)		4,847

Others		(84)		319

Tax expense	~~W~~	504,983	~~W~~	359,100

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2015, of ~~W~~ 980 per share, amounting to total dividends of ~~W~~ 378,625 million were paid in April 2016. The dividends paid to the shareholders of the Parent Company in 2015 were ~~W~~ 301,354 million (~~W~~ 780 per share).

34. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(133,876)	~~W~~	(8,663)	~~W~~	—	~~W~~	2,096	~~W~~	(140,443)
Exchange differences on translating foreign operations		32,990		(51,445)		—		—		(18,455)
Change in value of available-for-sale financial assets		653,130		268,521		(91,253)		(39,901)		790,497
Change in value of held-to-maturity financial assets		2,731		(798)		—		193		2,126
Shares of other comprehensive income (loss) of associates		(89,081)		83,642		—		(4,070)		(9,509)
Cash flow hedges		(10,173)		(20,851)		21,740		(133)		(9,417)
Hedges of a net investment in a foreign operation		(25,477)		9,521		—		(2,304)		(18,260)

	~~W~~	430,244	~~W~~	279,927	~~W~~	(69,513)	~~W~~	(44,119)	~~W~~	596,539

(In millions of Korean won)	2015
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(110,814)	~~W~~	(7,566)	~~W~~	—	~~W~~	1,831	~~W~~	(116,549)
Exchange differences on translating foreign operations		(12,153)		57,931		—		—		45,778
Change in value of available-for-sale financial assets		680,900		208,736		(196,233)		(5,139)		688,264
Change in value of held-to-maturity financial assets		3,823		(1,067)		—		258		3,014
Shares of other comprehensive income (loss) of associates		(89,303)		(10,238)		—		(3,037)		(102,578)
Cash flow hedges		(10,774)		25,268		(28,632)		105		(14,033)
Hedges of a net investment in a foreign operation		—		(44,748)		—		10,829		(33,919)

	~~W~~	461,679	~~W~~	228,316	~~W~~	(224,865)	~~W~~	4,847	~~W~~	469,977

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

35. Earnings per Share

35.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month and nine-month periods ended September 30, 2016 and 2015.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2016	2015
Three-month periods
Beginning (A)	386,351,693	386,351,693
Acquisition of Treasury shares (B)	(10,415,671)	—

Weighted average number of ordinary shares outstanding (C)	375,936,022	386,351,693

Nine-month periods
Beginning (A)	386,351,693	386,351,693
Acquisition of Treasury shares (B)	(6,224,768)	—

Weighted average number of ordinary shares outstanding (C)	380,126,925	386,351,693

Basic earnings per share:

(In Korean won and in number of shares)	2016
	Three months		Nine months

Profit attributable to ordinary shares (D)	~~W~~	564,446,619,494	~~W~~	1,689,813,146,570
Weighted average number of ordinary shares outstanding (E)		375,936,022		380,126,925
Basic earnings per share (F = D / E)	~~W~~	1,501	~~W~~	4,445

(In Korean won and in number of shares)	2015
	Three months		Nine months

Profit attributable to ordinary shares (D)	~~W~~	414,498,821,962	~~W~~	1,351,192,857,257
Weighted average number of ordinary shares outstanding (E)		386,351,693		386,351,693
Basic earnings per share (F = D / E)	~~W~~	1,073	~~W~~	3,497

35.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the three-month and nine-month periods ended September 30, 2016 and 2015, are as follows:

(In Korean won)	2016
	Three months		Nine months
Profit attributable to ordinary shares	~~W~~	564,446,619,494	~~W~~	1,689,813,146,570
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	564,446,619,494	~~W~~	1,689,813,146,570

(In Korean won)	2015
	Three months		Nine months
Profit attributable to ordinary shares	~~W~~	414,498,821,962	~~W~~	1,351,192,857,257
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	414,498,821,962	~~W~~	1,351,192,857,257

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month and nine-month periods ended September 30, 2016 and 2015, are as follows:

(In number of shares)	2016
	Three months	Nine months
Weighted average number of ordinary shares outstanding	375,936,022	380,126,925
Adjustment
Stock grants	1,589,091	1,733,090
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	377,525,113	381,860,015

(In number of shares)	2015
	Three months	Nine months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Stock grants	1,484,189	1,615,105
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,835,882	387,966,798

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Diluted earnings per share for the three-month and nine-month periods ended September 30, 2016 and 2015, are as follows:

(in Korean won and in number of shares)	2016
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	564,446,619,494	~~W~~	1,689,813,146,570
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		377,525,113		381,860,015
Diluted earnings per share	~~W~~	1,495	~~W~~	4,425

(In Korean won and in number of shares)	2015
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	414,498,821,962	~~W~~	1,351,192,857,257
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,835,882		387,966,798
Diluted earnings per share	~~W~~	1,069	~~W~~	3,483

36. Insurance Contracts

36.1 Insurance Liabilities

Details of insurance liabilities presented within other liabilities as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Individual insurance
Pure endowment insurance	~~W~~	5,094,737	~~W~~	4,840,555
Death insurance		214,148		156,179
Joint insurance		1,892,599		1,906,777
Group insurance		3,720		1,895
Others		24,783		19,293

	~~W~~	7,229,987	~~W~~	6,924,699

36.2 Insurance Assets

Details of insurance assets presented within other assets as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Reinsurance assets	~~W~~	6,099	~~W~~	5,844
Deferred acquisition costs		118,170		106,645

	~~W~~	124,269	~~W~~	112,489

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

36.3 Insurance Premiums and Reinsurance

Details of insurance premiums for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	567,118	~~W~~	103,827	~~W~~	222,911	~~W~~	6,915	~~W~~	22,333	~~W~~	923,104
Reinsurance premiums paid		(351)		(1,901)		(276)		(1,529)		(5,230)		(9,287)

Net premiums earned	~~W~~	566,767	~~W~~	101,926	~~W~~	222,635	~~W~~	5,386	~~W~~	17,103	~~W~~	913,817

(In millions of Korean won)	2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	610,698	~~W~~	58,814	~~W~~	275,547	~~W~~	5,785	~~W~~	27,664	~~W~~	978,508
Reinsurance premiums paid		(373)		(2,041)		(229)		(1,648)		(5,223)		(9,514)

Net premiums earned	~~W~~	610,325	~~W~~	56,773	~~W~~	275,318	~~W~~	4,137	~~W~~	22,441	~~W~~	968,994

Insurance expenses for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	5,742	~~W~~	2,133	~~W~~	100,744	~~W~~	3,918	~~W~~	3,361	~~W~~	115,898
Dividend expense		699		13		1		—		—		713
Refund expense		348,287		13,634		159,154		327		—		521,402
Provision		254,182		57,969		(14,178)		1,825		5,490		305,288

		608,910		73,749		245,721		6,070		8,851		943,301

Reinsurance claims		(98)		(1,458)		(137)		(2,077)		(3,758)		(7,528)

Net insurance expense	~~W~~	608,812	~~W~~	72,291	~~W~~	245,584	~~W~~	3,993	~~W~~	5,093	~~W~~	935,773

(In millions of Korean won)	2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	6,766	~~W~~	1,584	~~W~~	56,429	~~W~~	3,215	~~W~~	3,444	~~W~~	71,438
Dividend expense		450		18		—		—		—		468
Refund expense		320,977		8,380		157,040		226		—		486,623
Provision		326,668		29,388		80,689		1,611		5,360		443,716

		654,861		39,370		294,158		5,052		8,804		1,002,245

Reinsurance claims		(196)		(1,159)		(38)		(1,538)		(3,864)		(6,795)

Net insurance expense	~~W~~	654,665	~~W~~	38,211	~~W~~	294,120	~~W~~	3,514	~~W~~	4,940	~~W~~	995,450

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

37. Supplemental Cash Flow Information

Cash and cash equivalents as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Cash	~~W~~	2,319,800	~~W~~	2,074,357
Checks with other banks		548,946		396,955
Due from Bank of Korea		7,340,093		6,791,990
Due from other financial institutions		6,810,234		7,052,764

		17,019,073		16,316,066

Restricted cash from financial institutions		(7,697,593)		(7,124,241)
Due from financial institutions with original maturities over three months		(1,000,063)		(1,733,906)

		(8,697,656)		(8,858,147)

	~~W~~	8,321,417	~~W~~	7,457,919

Cash inflows and outflows from income tax, interests and dividends for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	Activity	2016		2015
Income tax paid	Operating	~~W~~	229,302	~~W~~	130,136
Interest received	Operating		7,527,362		8,305,859
Interest paid	Operating		2,746,839		3,386,638
Dividends received	Operating		103,308		95,962
Dividends paid	Financing		378,625		301,354

38. Contingent Liabilities and Commitments

Details of payment guarantees as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	390,096	~~W~~	422,316
Other payment guarantees		857,414		609,034

		1,247,510		1,031,350

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		227,860		250,647
Letter of guarantees		66,244		51,500
Bid bond		54,052		62,402
Performance bond		734,001		1,006,304
Refund guarantees		1,594,532		1,924,030
Other payment guarantees in foreign currency		1,633,575		1,444,618

		4,310,264		4,739,501

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Financial guarantees
Guarantees for Debenture-Issuing		31,000		51,200
Payment guarantees for mortgage		24,149		27,805
Overseas debt guarantees		371,644		374,769
International financing guarantees in foreign currencies		48,044		11,893
Other financing payment guarantees		523		6,897

		475,360		472,564

		6,033,134		6,243,415

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,711,108		2,142,496
Refund guarantees		223,095		1,019,116

		1,934,203		3,161,612

	~~W~~	7,967,337	~~W~~	9,405,027

Commitments as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	September 30, 2016		December 31, 2015
Commitments
Corporate loan commitments	~~W~~	34,343,102	~~W~~	39,022,521
Retail loan commitments		15,596,605		15,160,930
Credit line on credit cards		44,490,693		41,439,061
Private placement corporate bonds		221,200		110,858
Purchase of other security investment and others		1,169,552		1,869,533

		95,821,152		97,602,903

Financial Guarantees
Credit line		2,895,925		3,449,749
Purchase of security investment		842,300		98,700

		3,738,225		3,548,449

	~~W~~	99,559,377	~~W~~	101,151,352

Other Matters (including litigation)

a) The Group has filed 80 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 445,561 million, and faces 290 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 454,935 million, which arose in the normal course of the business and are still pending as of September 30, 2016.

b) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017.

c) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~ 11,133 million and ~~W~~ 11,254 million as of September 30, 2016 and December 31, 2015, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

d) In 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ~~W~~ 124,357 million for income taxes (including local income taxes) and paid ~~W~~123,330 million, excluding local income tax amounting to ~~W~~ 1,027 million, and recognized as non-trade payable as of September 30, 2016. Meanwhile, Kookmin Bank appealed to the tax tribunal over the ~~W~~114,283 million in fines.

e) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 100 legal claims filed as the defendant, with an aggregate claim of ~~W~~ 40,214 million as of September 30, 2016. A provision liability of ~~W~~ 9,863 million has been recognized for these pending lawsuits. KB Kookmin Card has entered into a privacy liability insurance as of September 30, 2016. Therefore, the amounts of receivables guaranteed in case of the legal obligation of payment levied are ~~W~~ 3,500 million for the lawsuits stated above. In addition, the additional lawsuits may be filed against the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

39. Subsidiaries

Details of subsidiaries as of September 30, 2016, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment finance
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	Samho Kyungwon Co., Ltd. and 15 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	KB Haeoreum private securities investment trust 26(Bond) and 6 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
	KB Intellectual Property Fund[5]	34.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance, KB Investment & Securities Co., Ltd.	KB High-tech Company Investment Fund	86.00	Korea	Dec. 31	Capital investment
KB Investment & Securities Co., Ltd.	Growth Investment First Co., Ltd. [2]	—	Korea	Dec. 31	Asset-backed securitization and others
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	100.00	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[3]	99.54	Korea	Dec. 31	Capital investment
	Boyoung Construction[4]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	09-5 KB Venture Fund[5]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[5]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[5]	33.33	Korea	Dec. 31	Capital investment
KB Investment, KB life Insurance Co., Ltd.	KB-Solidus Global Healthcare Fund[5]	36.66	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd.	KB Kookmin Card Second Securitization Co., Ltd.[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

	Wise Mobile eighth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile ninth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile tenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eleventh Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile twelfth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile thirteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventeenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Heungkuk Life Insurance Money Market Trust	100.00	Korea	Dec. 31	Investment trust
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 3 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st3	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	40.00	Korea	Dec. 31	Capital investment
	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Dec. 31	Capital investment
	KB Senior Loan Private Fund[3]	28.70	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Evergreen bond fund No.98 (Hedge Fund) [3]	44.34	Korea	Dec. 31	Capital investment
KB Investment & Securities Co., Ltd.	KB Vintage 16 Private Securities Investment Trust 1st [3]	38.46	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1st [6]	48.98	Korea	Dec. 31	Capital investment
	KB Star Office Private Real Estate Investment Trust 2nd6	44.44	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Boyoung Construction is included in the consolidation scope as KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
[5]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.
[6]	KB Star Retail Private Master Real Estate 1st and KB Star Office Private Real Estate Investment Trust 2nd are included in the consolidation scope as KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

The condensed financial information of major subsidiaries as of September 30, 2016 and December 31, 2015, and for the nine-month periods ended September 30, 2016 and 2015, is as follows:

(In millions of Korean won)
	September 30, 2016
	Assets		Liabilities		Equity		Operating income (revenue)		Profit for the period		Total comprehensive income for the period
Kookmin Bank[1]	~~W~~	306,748,028	~~W~~	283,138,264	~~W~~	23,609,764	~~W~~	9,325,665	~~W~~	1,164,954	~~W~~	1,243,074
KB Kookmin Card Co., Ltd.[1]		16,087,805		12,214,003		3,873,802		2,246,951		235,391		239,827
KB Investment & Securities Co., Ltd. [1,2]		7,510,421		6,848,627		661,794		799,938		40,082		38,828
KB Life Insurance Co., Ltd.[1]		8,884,653		8,272,841		611,812		1,147,579		13,362		28,979
KB Asset Management Co., Ltd.[1]		158,265		15,416		142,849		97,520		47,232		46,175
KB Capital Co., Ltd.[2]		6,900,119		6,178,270		721,849		347,617		77,580		77,913
KB Savings Bank Co., Ltd.		1,083,074		904,422		178,652		45,833		6,443		6,339
KB Real Estate Trust Co., Ltd.		207,654		31,292		176,362		48,103		22,833		23,024
KB Investment Co., Ltd.[1]		299,710		151,797		147,913		30,529		5,268		2,913
KB Credit Information Co., Ltd.		28,118		7,800		20,318		27,562		120		117
KB Data System Co., Ltd.		27,331		13,252		14,079		53,246		450		420

(In millions of Korean won)
	December 31, 2015						September 30, 2015
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income(loss) for the period
Kookmin Bank [1]	~~W~~	290,277,907	~~W~~	267,530,696	~~W~~	22,747,211	~~W~~	13,098,804	~~W~~	963,804	~~W~~	919,775
KB Kookmin Card Co., Ltd. [1]		16,141,810		12,307,827		3,833,983		2,241,327		284,859		285,885
KB Investment & Securities Co., Ltd. [1,2]		6,118,251		5,495,285		622,966		880,807		47,591		49,243
KB Life Insurance Co., Ltd. [1]		8,516,783		7,933,950		582,833		1,181,640		18,306		22,311
KB Asset Management Co., Ltd. [1]		228,011		81,338		146,673		84,325		36,250		36,436
KB Capital Co., Ltd. [2]		5,563,402		5,003,278		560,124		261,397		50,883		50,602
KB Savings Bank Co., Ltd.		856,516		684,204		172,312		52,339		16,603		15,588
KB Real Estate Trust Co., Ltd.		223,820		20,482		203,338		41,656		16,435		15,458
KB Investment Co., Ltd. [1]		276,798		130,999		145,799		24,435		4,898		2,693
KB Credit Information Co., Ltd.		28,533		8,332		20,201		30,783		(373)		(373)
KB Data System Co., Ltd.		28,388		14,728		13,660		33,847		(260)		(284)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~601,500 million to Growth Investment First Co., Ltd. and other subsidiaries that issued debentures.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 9 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~495,446 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the nine-month period ended September 30, 2016, are as follows:

Company	Description

KB High-tech Company Investment Fund	Holds over than a majority of the ownership interests
KB Star Fund_KB Value Focus Korea Equity
Heungkuk Life Insurance Money Market Trust

KL 1st Inc.	Holds the power in the case of default or providing lines of credit or ABCP purchase commitments or is exposed to variable returns due to acquisition of subordinated debt
KH 2nd Inc.
Silver Investment 2nd Co., Ltd.
KL International 1st Inc.
KL 3rd Inc.
KBM 1st Inc.
KY 1st Inc.
KH 3rd Inc.
KBC 1st Inc.
KH 4th Inc.
KDL 1st Inc.
KL Food 1st Inc.

KB-Solidus Global Healthcare Fund	Holds the power due to general partners and holding significant amounts of the ownership interests so that is exposed to variable returns

KB Vintage 16 Private Securities Investment Trust 1st KB Evergreen bond fund No.98 (Hedge Fund)	Exposed to variable returns due to the power that determines the management performance over the trust and holding significant amounts of the ownership interests.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

The subsidiaries excluded from consolidation during the nine-month period ended September 30, 2016, are as follows:

Company	Description

Ashley Investment First Co., Ltd.	Lost the right of variable returns due to the releasing debt
GoldenEgg Investment Co., Ltd.

Wise Mobile First Securitization Specialty	Liquidated
Wise Mobile Second Securitization Specialty
Wise Mobile Third Securitization Specialty
KB Mezzanine Private Securities Fund

Midus Absolute Return PF Bond 2(Hedge Fund) and other	Repurchased

KB Star Fund_KB Value Focus Korea Equity	Decrease of the interest to less than a majority

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets	Fulfillment of Asset-backed securitization plan	Issuance of ABS and ABCP based on securitization assets
	Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates	Management of fund assets	Sales of beneficiary certificate instruments
	Investment in PEF and partnerships	Payment of fund fees and allocation of fund profits	Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

As of September 30, 2016 and December 31, 2015, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	September 30, 2016
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	117,274,993	~~W~~	22,400,503	~~W~~	574,448	~~W~~	26,561,331	~~W~~	1,163,016	~~W~~	167,974,291
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		200,902		—		—		20,500		—		221,402
Derivative financial assets		282		—		—		—		—		282
Loans		540,443		2,833,242		54,500		—		61,023		3,489,208
Financial investments		9,149,989		83,800		—		4,389,259		17,407		13,640,455
Investment in associates		—		328		—		206,299		—		206,627
Other assets		913		4		7,911		1,015		9		9,852

	~~W~~	9,892,529	~~W~~	2,917,374	~~W~~	62,411	~~W~~	4,617,073	~~W~~	78,439	~~W~~	17,567,826

Liabilities
Deposits	~~W~~	599,196	~~W~~	835,061	~~W~~	—	~~W~~	43,162	~~W~~	6,026	~~W~~	1,483,445
Other liabilities		693		—		—		—		—		693

	~~W~~	599,889	~~W~~	835,061	~~W~~	—	~~W~~	43,162	~~W~~	6,026	~~W~~	1,484,138

Maximum exposure to loss[1]
Holding assets	~~W~~	9,892,529	~~W~~	2,917,374	~~W~~	62,411	~~W~~	4,617,073	~~W~~	78,439	~~W~~	17,567,826
Purchase and investment commitments		760,600		—		—		1,489,838		—		2,250,438
Unused credit		3,070,131		—		—		—		—		3,070,131
Payment guarantee and loan commitments		30,316		1,083,433		—		—		35,035		1,148,784

	~~W~~	13,753,576	~~W~~	4,000,807	~~W~~	62,411	~~W~~	6,106,911	~~W~~	113,474	~~W~~	24,037,179

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	54,151,312	~~W~~	23,291,892	~~W~~	2,371,180	~~W~~	28,084,612	~~W~~	6,268,674	~~W~~	114,167,670
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		225,559		—		—		—		—		225,559
Derivative financial assets		373		—		—		—		—		373
Loans		262,172		3,140,760		—		58,805		388,560		3,850,297
Financial investments		9,428,582		85,495		2,026		1,325,221		18,303		10,859,627
Investment in associates		—		—		—		386,909		—		386,909
Other assets		119		11		29,186		1,654		71		31,041

	~~W~~	9,916,805	~~W~~	3,226,266	~~W~~	31,212	~~W~~	1,772,589	~~W~~	406,934	~~W~~	15,353,806

Liabilities
Deposits	~~W~~	258,554	~~W~~	728,059	~~W~~	—	~~W~~	9,406	~~W~~	19,743	~~W~~	1,015,762
Other liabilities		330		—		—		—		—		330

	~~W~~	258,884	~~W~~	728,059	~~W~~	—	~~W~~	9,406	~~W~~	19,743	~~W~~	1,016,092

Maximum exposure to loss[1]
Holding assets		9,916,805		3,226,266		31,213		1,772,589		406,934		15,353,807
Purchase and investment commitments		516,558		14,177		—		1,584,181		—		2,114,916
Unused credit		3,449,749		—		—		—		—		3,449,749
Payment guarantee and loan commitments		16,132		1,234,149		—		—		78,801		1,329,082

	~~W~~	13,899,244	~~W~~	4,474,592	~~W~~	31,213	~~W~~	3,356,770	~~W~~	485,735	~~W~~	22,247,554

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)		2016		2015
Associates
KB Insurance Co., Ltd.	Interest income	~~W~~	45	~~W~~	18
	Interest expense		822		95
	Fee and commission income		12,110		1,830
	Gains on financial assets/liabilities at fair value through profit or loss		1,750		4,347
	Losses on financial assets/liabilities at fair value through profit or loss		22,879		90
	Other operating income		12,066		222
	Other operating expense		2,335		129
	General and administrative expenses		9,561		516
	Reversal for credit loss		30		—
	Provision for credit loss		26		11
	Other non-operating income		82		—
	Other non-operating expense		36		—
Balhae Infrastructure Fund	Fee and commission income		6,317		5,936
Korea Credit Bureau Co., Ltd.	Interest expense		67		58
	Fee and commission income		1,269		1,347
	Fee and commission expense		1,456		1,414
	General and administrative expenses		1,476		1,420
	Provision for credit loss		1		—
UAMCO., Ltd.[1]	Interest expense		1		7
	Fee and commission income		5		11
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		400		411
United PF 1st Recovery Private Equity Fund[1]	Interest expense		1		49
KB GwS Private Securities Investment Trust	Fee and commission income		671		669
Incheon Bridge Co., Ltd.	Interest income		11,280		10,587
	Interest expense		275		347
	Reversal for credit loss		—		1
	Provision for credit loss		30		4
Jaeyang Industry Co., Ltd.	Reversal for credit loss		26		—
HIMS Co., Ltd.	Interest income		45		—
	Reversal for credit loss		201		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		372		501
KB Star Office Private Real Estate Investment Trust No.1	Interest income		278		277
	Interest expense		67		68
	Fee and commission income		327		325
RAND Bio Science Co., Ltd.	Interest expense		7		—
KBIC Private Equity Fund No. 3	Interest expense		9		20
	Fee and commission income		196		224

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

SY Auto Capital Co., Ltd.	Interest income	474	—
	Interest expense	9	—
	Fee and commission income	27	—
	Fee and commission expense	2	—
	Other operating income	1,363	—
	Other operating expense	99	—
	Provision for credit losses	61	—
	Other non-operating income	250	—
KB No.5 Special Purpose Acquisition Company[1]	Interest income	52	51
	Interest expense	19	32
	Gains on financial assets/liabilities at fair value through profit or loss	768	705
	Provision for credit loss	—	9
	Reversal for credit loss	29	—
KB No.6 Special Purpose Acquisition Company[1]	Interest income	27	39
	Interest expense	14	51
	Losses on financial assets/liabilities at fair value through profit or loss	38	337
KB No.7 Special Purpose Acquisition Company[1]	Interest income	28	25
	Interest expense	18	27
	Fee and commission income	—	150
	Gains on financial assets/liabilities at fair value through profit or loss	473	1,552
	Other non-operating income	—	38
KB No.8 Special Purpose Acquisition Company	Interest income	55	23
	Interest expense	26	12
	Fee and commission income	—	350
	Gains on financial assets/liabilities at fair value through profit or loss	11	1,895
	Losses on financial assets/liabilities at fair value through profit or loss	—	1
	Provision for credit loss	—	39
	Reversal for credit loss	49	—
	Other non-operating income	—	5
KB No.9 Special Purpose Acquisition Company	Interest income	54	—
	Interest expense	30	—
	Fee and commission income	473	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,660	—
	Reversal for credit loss	48	—
KB No.10 Special Purpose Acquisition Company	Interest income	7	—
	Fee and commission income	175	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,496	—
MJT&I Co., Ltd.	Interest income	2	—
Hyundai Securities Co., Ltd.	Interest income	1,570	—
	Fee and commission income	1,878	—
	Gains on financial assets/liabilities at fair value through profit or loss	2,978	—
	Other operating income	4	—
	Other non-operating income	2	—
	Other operating expense	6	—
	Interest expense	101	—

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

	Losses on financial assets/liabilities at fair value through profit or loss	4,249	—
	Provision for credit loss	12	—
Other
Retirement pension	Interest expense	649	714
	Fee and commission income	533	452

[1]	Excluded from the Group’s related party as of September 30, 2016.

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		September 30, 2016		December 31, 2015
Associates
KB Insurance Co., Ltd.	Derivative financial assets	~~W~~	650	~~W~~	2,059
	Loans and receivables (Gross amount)		6,039		5,013
	Allowances for loan losses		31		31
	Other assets		22,504		12,672
	Derivative financial liabilities		20,491		219
	Deposits		9,502		8,415
	Debts		20,000		20,000
	Provisions		100		105
	Other liabilities		5,973		4,301
Hyundai Securities Co., Ltd.	Cash and due from financial institutions		295		—
	Loans and receivables (Gross amount)		2,615		—
	Allowances for loan losses		9		—
	Other assets		1,222		—
	Derivative financial assets		87,022		—
	Deposits		27,084		—
	Debentures		226,246		—
	Provisions		299		—
	Other liabilities		2,729		—
	Derivative financial liabilities		7,102		—
Balhae Infrastructure Fund	Other assets		2,088		2,039
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		14		19
	Deposits		7,310		19,435
	Provisions		1		—
	Other liabilities		436		368
UAMCO., Ltd. [1]	Loans and receivables (Gross amount)		—		5
	Deposits		—		815
JSC Bank CenterCredit	Cash and due from financial institutions		7		1,225
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets		133		137
KB GwS Private Securities Investment Trust	Other assets		448		641
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		211,996		231,674
	Allowances for loan losses		331		301

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

	Other assets	876	970
	Deposits	40,355	35,916
	Provisions	2	2
	Other liabilities	110	153
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets	258	346
Terra Co., Ltd.	Deposits	—	1
Dpaps Co., Ltd.	Deposits	—	3
Jaeyang Industry Co., Ltd.	Loans and receivables (Gross amount)	1,440	—
	Allowances for loan losses	14	—
	Other assets	1	—
Ejade Co., Ltd.	Deposits	2	12
Jungdong Steel Co., Ltd.	Deposits	3	—
Doosung Metal Co., Ltd.	Deposits	—	1
HIMS Co., Ltd.	Loan and receivables (Gross amount)	3,303	—
	Allowances for loan losses	201	—
	Derivatives financial assets	1,009	—
	Deposits	12	—
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)	10,000	10,000
	Other assets	247	137
	Deposits	8,155	7,446
	Other liabilities	59	56
NPS KBIC Private Equity Fund No. 1[1]	Allowances for loan losses	—	133
	Other assets	—	142
RAND Bio Science Co., Ltd.	Deposits	2,501	—
	Other liabilities	7	—
KBIC Private Equity Fund No. 3	Other assets	64	76
	Deposits	700	850
	Other liabilities	4	9
Sawnics Co., Ltd.[1]	Deposits	—	319
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	30,050	34
	Allowances for loan losses	32	—
	Other assets	34	214
	Deposits	4,010	1,845
	Provisions	29	—
	Other liabilities	72	567
KB No.5 Special Purpose Acquisition Company[1]	Derivative financial assets	—	2,024
	Loans and receivables (Gross amount)	—	1,869
	Deposits	—	2,323
	Other liabilities	—	39
KB No.6 Special Purpose Acquisition Company[1]	Derivative financial assets	—	1,366
	Loans and receivables (Gross amount)	—	1,492
	Deposits	—	4,195
	Other liabilities	—	68
KB No.7 Special Purpose Acquisition Company[1]	Derivative financial assets	—	1,192
	Loans and receivables (Gross amount)	—	1,091
	Deposits	—	2,336

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

	Other liabilities	—	37
KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,446	2,334
	Loans and receivables (Gross amount)	2,202	2,147
	Allowances for loan losses	2	50
	Deposits	2,348	2,373
	Other liabilities	11	21
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	2,510	384
	Loans and receivables (Gross amount)	2,262	2,207
	Allowances for loan losses	2	50
	Deposits	2,387	2,973
	Other liabilities	36	7
KB No.10 Special Purpose Acquisition Company	Derivative financial assets	1,697	—
	Loans and receivables (Gross amount)	1,301	—
Key management	Loans and receivables (Gross amount)	2,454	2,305
	Allowances for loan losses	1	—
	Other assets	2	3
	Deposits	8,423	4,189
	Insurance contract liabilities	381	485
	Other liabilities	142	30
Other
Retirement pension	Other assets	448	264
	Deposits	40,871	51,920
	Other liabilities	390	37,969

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of September 30, 2016.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the interim consolidated financial statements. Refer to Note 12 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the nine-month periods ended September 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	5,013	~~W~~	1,026	~~W~~	—	~~W~~	—	~~W~~	6,039
Hyundai Securities Co., Ltd.		—		—		—		2,615		2,615
Korea Credit Bureau Co., Ltd.		19		—		(5)		—		14
UAMCO., Ltd.[2]		5		—		(5)		—		—
Incheon Bridge Co., Ltd.		231,674		4,000		(23,678)		—		211,996
Jaeyang Industry Co., Ltd.		—		—		—		1,440		1,440
HIMS Co., Ltd.		—		3,500		—		—		3,500

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
SY Auto Capital Co., Ltd.		34		30,016		—		—		30,050
KB No.5 Special Purpose Acquisition Company[2]		2,180		—		—		(2,180)		—
KB No.6 Special Purpose Acquisition Company[2]		1,710		—		—		(1,710)		—
KB No.7 Special Purpose Acquisition Company[2]		1,250		—		—		(1,250)		—
KB No.8 Special Purpose Acquisition Company		2,490		—		—		—		2,490
KB No.9 Special Purpose Acquisition Company		2,584		—		—		—		2,584
KB No.10 Special Purpose Acquisition Company		—		1,495		—		—		1,495
(In millions of Korean won)	2015[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	—	~~W~~	4,505	~~W~~	—	~~W~~	—	~~W~~	4,505
Korea Credit Bureau Co., Ltd.		19		—		(3)		—		16
UAMCO., Ltd. [2]		2		1		—		—		3
Incheon Bridge Co., Ltd.		247,885		8,013		(21,613)		—		234,285
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
E-clear International Co., Ltd. [2]		—		2,400		—		1,529		3,929
KB No.3 Special Purpose Acquisition Company[2]		1,780		—		—		(1,780)		—
KB No.4 Special Purpose Acquisition Company[2]		2,280		—		—		(2,280)		—
KB No.5 Special Purpose Acquisition Company		1,885		—		—		—		1,885
KB No.6 Special Purpose Acquisition Company[2]		1,710		—		—		—		1,710
KB No.7 Special Purpose Acquisition Company[2]		—		1,250		—		—		1,250
KB No.8 Special Purpose Acquisition Company		—		2,490		—		—		2,490

[1]	Transactions and balances arising from operating activities between related parties; such as, payments, are excluded.
[2]	Excluded from the Group’s related party as of September 30, 2016.

Unused commitments to related parties as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		September 30, 2016		December 31, 2015
Associates
KB Insurance Co., Ltd.	Loan commitments in Korean won	~~W~~	—	~~W~~	20,000
	Commitments of derivative financial instruments		228,683		—
	Unused commitments of credit card		53,561		21,601

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

Hyundai Securities Co., Ltd.	Loan commitments in Korean won	165,000	—
	Commitments of derivative financial instruments	596,824	—
	Unused commitments of credit card	7,485	—
Balhae Infrastructure Fund	Purchase of security investment	13,371	18,098
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card	2,116	51
UAMCO., Ltd.[1]	Purchase of security investment	—	89,950
	Unused commitments of credit card	—	15
JSC Bank CenterCredit	Loan commitments in foreign currencies	109,630	117,200
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment	2,150	2,150
United PF 1st Recovery Private Equity Fund[1]	Purchase of security investment	—	49,383
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	50,000	38,963
	Unused commitments of credit card	79	79
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment	12,550	16,300
SY Auto Capital Co., Ltd.	Loan commitments in Korean won	10,000	—
	Unused commitments of credit card	100	116
KB No.5 Special Purpose Acquisition Company[1]	Unused commitments of credit card	—	2
KB No.6 Special Purpose Acquisition Company[1]	Unused commitments of credit card	—	8
KB No.7 Special Purpose Acquisition Company[1]	Unused commitments of credit card	—	5
KB No.8 Special Purpose Acquisition Company	Unused commitments of credit card	10	10
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card	1	1
Key management	Loan commitments in Korean won	445	223

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of September 30, 2016.

Compensation to key management for the nine-month periods ended September 30, 2016 and 2015, consists of:

(In millions of Korean won)
	2016
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	791	~~W~~	47	~~W~~	—	~~W~~	208
Registered directors (non-executive)		576		—		—		—
Non-registered directors		4,901		155		—		5,425

	~~W~~	6,268	~~W~~	202	~~W~~	—	~~W~~	5,633

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	2015
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,068	~~W~~	52	~~W~~	—	~~W~~	795	~~W~~	1,915
Registered directors (non-executive)		637		—		—		—		637
Non-registered directors		4,182		63		163		3,344		7,752

	~~W~~	5,887	~~W~~	115	~~W~~	163	~~W~~	4,139	~~W~~	10,304

Details of assets pledged as collateral to related parties as of September 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		September 30, 2016				December 31, 2015
		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Associates
KB Insurance Co., Ltd.	Land and buildings	~~W~~	217,369	~~W~~	26,000	~~W~~	216,284	~~W~~	26,000
	Investment securities		50,000		50,000		—		—
Hyundai Securities Co., Ltd.	Investment securities		20,049		20,000		—		—

Collateral received from related parties as of September 30, 2016 and December 31, 2015, is as follows:

(In millions of Korean won)		September 30, 2016		December 31, 2015
Associates
KB Insurance Co., Ltd.	Investment securities	~~W~~	50,000	~~W~~	—
Hyundai Securities Co., Ltd.	Time deposits and certificates of beneficiary right		123,000		—
	Investment securities		20,000		—
Incheon Bridge Co., Ltd.	Fund management account for standby loan commitment		65,000		65,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		222		249
	Real estate		2,773		2,662

As of September 30, 2016, Incheon Bridge Co., Ltd., a related party, provided fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ~~W~~816,400 million to a financial syndicate that consists of the Group and four other institutions, and provided subordinated collateral amounting to ~~W~~201,100 million to subordinated debt holders that consist of the Group and two other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2016 and 2015 (Unaudited), and December 31, 2015

42. Event after the Reporting Period

On August 2, 2016, the Board of Directors approved a small-scale share swap to obtain 100% shares of Hyundai Securities Co., Ltd. by comprehensive exchanging total issued shares of Hyundai Securities Co., Ltd., excluding shares owned by KB Financial Group Inc., for newly issued shares of KB Financial Group Inc. on the Share Exchange Date (October 19, 2016 00:00). On October 19, 2016, the Share Exchange was carried out by exchanging 0.1907312 common share of KB Financial Group for one common share of Hyundai Securities Co., Ltd.. Therefore, Hyundai Securities became a wholly-owned subsidiary of the Group. On November 1, 2016, the Board of Directors decided to enter into a merger agreement to merge Hyundai Securities Co., Ltd. as the surviving entity and KB Investment & Securities Co., Ltd. as the non-surviving entity. The merger is in progress with expected merger date of December 30, 2016.